



2004 Annual Report


argon ST

Financial Highlights



NASDAQ Symbol **STST**

- Revenue for the fiscal year increased 63% over the prior year to $129,184,000 from $79,349,000.*
- Net Income for the year of $9,949,000, or $0.81 per basic share and $0.74 per diluted share, up $0.34 and $0.30, respectively, per share, from the prior year.*



Revenue *
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
$61,759,000
$79,349,000
$129,184,000
2002
2003
2004



Earnings Per Share, Diluted *
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.29
$0.44
$0.74
2002
2003
2004



EBIT *
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
$5,544,000
$8,234,000
$15,972,000
2002
2003
2004

EBIT is earnings before interest and taxes.



Backlog
$$250,000,000
$$200,000,000
$$150,000,000
$$100,000,000
$50,000,000
$0
$96,799,000
$157,070,000
$228,819,000
2002
2003
2004

Backlog consists of funded and unfunded amounts provided in our contracts less previously recognized revenue.

** The 2002 and 2003 financial information reflects only Argon Engineering Associates, Inc., results. The 2004 financial information reflects the results of Argon Engineering, plus one day of SenSyTech, Inc.'s results.*



Terry L. Collins
Chairman/CEO

Dear Shareholders,

I am pleased to present our shareholders with the first annual report of Argon ST. Argon ST was formed September 29, 2004, from the merger of SenSyTech, Inc., with Argon Engineering Associates, Inc. Our Company provides a broad range of technologically advanced products and systems for the Command and Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR) markets. Our talented staff continues to provide our expanding base of customers with solutions which are vital capabilities and systems development in signals intelligence (SIGINT), electronic support measures (ESM), electronic warfare (EW), imaging and acoustic systems.

SenSyTech had been a publicly held company since 1998 and Argon Engineering had been a privately held company founded in 1997. Our merger provides many benefits for our customers, our employees, and our shareholders and we expect these benefits to increase over the next several years as we gain from the spiraling momentum of our two enterprises.

The merger of a privately held company with a smaller, publicly held company is somewhat rare. The details of this transaction (Part I of the Form10K included in this annual report), is recommended reading for you to understand our underlying historical performance since the Argon Engineering financial reports have replaced those of SenSyTech. The financials are presented in accordance with accepted purchase accounting for a transaction closing on the next to the last day of the fiscal year. These reflect Argon Engineering performance for FY04 with one day of data for SenSyTech. Only Argon Engineering performance is provided for FY03 and FY02.

Both Argon Engineering and SenSyTech had excellent results in FY04 since each company established revenue and profit records. The combined pro forma results on page 42 of the 10K in this report represent these results as though the companies had been combined since 2002. Argon ST revenue grew by 43% to $189.8 million versus FY03 revenue of $132.5 million and net income grew by over 60% to $14.4 million from FY03 levels of $9.0 million. While these are notable results, Argon ST, as a new company, is energized and looking to the future to provide even better service to our customers, more opportunities to our employees, and continued growth for our shareholders. The combined technologies and programs described on the following pages of this report, and in particular, the software product lines pioneered by Argon Engineering, offer a strong base for the Company to develop and deliver


Pro Forma Revenue Growth - FY03 vs FY04*
(in Millions)
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$132.5
$189.8
43% Growth
2003
2004


Pro Forma Net Income Growth - FY03 vs FY04*
(in Millions)
$16
$14
$12
$10
$8
$6
$4
$2
$0
$9.0
$14.4
60% Growth
2003
2004

** Pro forma results as though the companies had been combined since the beginning of 2003.*

better products across multiple customer domains. This should allow us to continually expand our leadership position in diverse markets.

The integration of the two organizations has been met with excitement by both employees and customers. A close working relationship of technical staffs and management teams has already begun with notable success. We are making good progress on the integration and alignment of internal processes,communications infrastructure, and financial systems. We expect to have these initiatives completed in early 2005. Our consistent effort to innovate and to provide state-of-the-art technology to solve technical problems will be part of Argon ST on a continuing basis.

As we look forward to the next three years in our planning cycle, Argon ST is well positioned to continue growing. We enter FY05 with a backlog of over $228 million and expect significant new orders such as the Aerial Common Sensor (ACS) program for the U.S. Army in FY05. Outstanding proposals and pending program awards which were not booked in FY04 will add to that backlog.

Our strategic vision is to leverage state-of-the-art technology to transformational systems and to solve difficult problems for our customers. We are positioned to install our systems onto a diversity of platforms and to develop additional close relationships with military and government agency end users and our industrial prime contractor customers so that we understand and can successfully address emerging requirements. We intend to expand both our customer base and our products to enhance our financial stability. Typically, capturing a major system program contract on a platform requires many months of market development, proposals, and source selection by the government. The award of a large multi-year contract usually generates many years of work allowing for more efficient resource planning, staff development, and lower costs. These long-term contracts are also strategically important because of auxiliary opportunities that are often created. Often however, these larger contracts are less predictable with respect to award date and are subject to larger quarterly fluctuations because of government timing of production budgets and awards. SenSyTech had traditionally pursued shorter term contracts than Argon Engineering and had been successful with that business model. The recent investment by SenSyTech in the Fairchance, PA, production facility was intended to focus on longer term contracts such as the AN/SLQ-25A Torpedo Defense System and the AN/SRQ-4 Radio Terminal Set. We will continue to pursue short-term contracts while maintaining our strategic focus on the long-term contracts, such as these.

Argon ST has already identified several opportunities to provide larger systems and/or act in a systems integration role for customers. These are programs that neither SenSyTech nor Argon Engineering would have been able to pursue independently. A number of these opportunities come from our existing customer base. The results of these pursuits will likely not be realized until FY06 or later because of government procurement cycles. We believe follow-on business and new initiatives will allow Argon ST to achieve significant organic growth in the near, mid and long-term future. We also intend to actively pursue strategic acquisitions which will allow entrée to new customers, provide access to key technology, and enhance our market position.

"These efforts, confidence, and support can only be achieved with trust. Trust can only be achieved through a management process that is open, honest, and ethical. We are committed to earning that trust from each of our constituents."

In conclusion, while I have discussed a few significant elements of our strategic plan, we must not forget the purpose of the products and systems that we deliver. We have an obligation to supply those men and women who risk their lives to provide security to our country and our families with the best operational capabilities possible. We can accomplish this only through the efforts of an excellent staff, through the customers that place confidence in our ability to produce and deliver, and through the shareholders that support us with the resources that we need. These efforts, confidence, and support can only be achieved with trust. Trust can only be achieved through a management process that is open, honest, and ethical. We are committed to earning that trust from each of our constituents.



Terry Collins
Chairman / CEO / President

Creative People
Applying Advanced Technology



"I enjoy working at Argon ST because of the many opportunities I've had to be an integral part of a program developing software for a larger system. I've enjoyed the exposure to all elements of software from embedded systems to GUIs."

Keith Simmons
Sr. Software Engineer
Camarillo, CA



"The greatest things about working here: We are building a quality product that will impact the world and the people are great. The executive staff has always been personable and approachable which is an asset to any company."

Gloria Jackson
Quality Control Specialist
Newington, VA



"It's been rewarding to be part of a team that has transformed the way systems are designed and built. We concentrated on software signal processing, integrating that with top commercial hardware. That way, we've leap-frogged the competition in development time and overall system capabilities. I've been part of that for over six years, and it was great to witness our growth."

Barry Hemmerdinger
Airborne Systems Chief Architect
Fairfax, VA



"I have had the opportunity to work in other manufacturing companies but none can compare with the state-of-the-art facilities here in Smithfield. Nor have I had the privilege of working with a better, friendlier group of individuals. I feel fortunate to have been given the opportunity to be here from the start and watch the tremendous growth of ST Production Systems."

Jessica King
Lead Assembler
Smithfiled, PA



"Working at Argon ST is an extremely challenging and rewarding experience. I work within a highly talented engineering team that is very enthusiastic and excels at solving complex design problems. I am also proud to belong to a company that strives to provide our customers with the best performing and highest quality products available."

Mike Hill
Designer/Drafter
Newington, VA



"At Argon ST, each engineer, at every level, has the unique opportunity of having diverse responsibilities such as user interface design, embedded software development, system integration, and even customer presentations and meetings. This has given me a better, more complete understanding and appreciation of our systems and their operational use."

Clara Dinh
Software Engineer
Fairfax, VA



Daphne Sellers
Office Manager
Fairfax, VA

"We occupy almost all of the modern, high-rise office building in Fair Lakes, convenient to shops, restaurants, and parks. From the outside, one cannot tell it houses advanced electronics, and the latest in advanced computer and office automation. It's a great place to work."



John Lutz
Systems Engineer
Fairfax, VA

"I came to Argon Engineering (now Argon ST) from a strictly commercial consulting shop. By virtue of the nature of our business, I'm glad to be back to doing something that has more meaning than just helping a company meet or exceed it's annual numbers. Plus, I get to 'play' with some of the latest technologies. Purpose...Toys...I'm having fun with it."



Bob Bell
Sr. Systems Engineer
Newington, VA

"In addition to the enjoyment that working with a talented and dedicated technical staff brings, I get tremendous satisfaction in knowing that much of the work we are doing is important and ultimately protects the lives of our military people around the world."



Eve Long
Software Engineer
Newington, VA

"I like my job. I like my co-workers and my bosses who are very supportive. They are the best. We are working as a team; always striving to write high quality software systems and find the best solutions for our customers. I feel a great sense of satisfaction from solving the problems and getting the job well done."



Rod Guyton
Production Assembly Technician
Fairfax, VA

"I love it here! This is definitely my family away from home. It's really hard to believe it'll be four years in January that I've been working here. I guess time flies when you're having fun and enjoying the people that you're working with on a daily basis."



Tina Opal
Cost Accountant
Fairfax, VA

"Working in the Accounting Department of Argon ST is exciting and challenging. Being able to interact with both employees and customers is what makes my job enjoyable. I look forward to my future with Argon ST."

Gestalt...1+1=3

A Total Greater Than the Sum of Its Parts.

These are some of the terms or concepts applicable to the newly formed Argon ST, which last year resulted from the merger of Argon Engineering Associates, Inc., of Fairfax, Virginia, and SenSyTech, Inc., of Newington, Virginia.

The merging of companies in the defense/aerospace community is by no means unusual – hundreds of such consolidations have been witnessed over the past several years. What sets the Argon/SenSyTech merger apart, perhaps making it unique, is the unduplicated meshing of the skill sets of the two organizations that were combined to form Argon ST.

One component, SenSyTech, with its strong market position as a supplier of classified intelligence, reconnaissance and surveillance systems for the U.S. military, has been particularly successful in developing, testing and producing special purpose sensors and hardware systems that are installed in a wide variety of military environments. SenSyTech systems support intelligence collection or protection functions for virtually every submarine and surface vessel in the U.S. Navy fleet. This has led to their use by the other U.S. military services, allied military organizations, and national intelligence agencies.

Argon Engineering grew rapidly to be recognized in 2003 by INC Magazine as one of the 100 fastest growing private companies in the U.S.

The second component, Argon Engineering, is a dominant provider of specialized intelligence systems to the U.S. military and other intelligence agencies associated with national security and homeland defense. Argon's primary strength is as a center of excellence for modular, reusable software critical to such systems. It is one of few adopters of the use of commercial software product line approaches for defense systems. Formed in 1997 by three founding executives from Engineering Research Associates/E-Systems (later part of Raytheon), Argon Engineering grew rapidly to be recognized in 2003 by *INC Magazine* as one of the 100 fastest growing private companies in the U.S. Earlier in 2004, Terry Collins, in his previous role as CEO of Argon Engineering and now CEO of Argon ST, was named by Ernst & Young LLP the 2004 Greater Washington Entrepreneur of the Year in the Government IT Services sector.

Argon ST Combines Innovative Technology With Cost-Effective Systems Production

While some of the applications for the products of the two component companies and a number of their customers are similar, in reality there is little duplication in the two organizations. SenSyTech is viewed primarily as a specialized hardware developer and producer, while Argon Engineering's forte is in creating systems that integrate commercial-off-the-shelf (COTS) hardware built by others with its own highly advanced modular and reusable software products. These complementary strengths allow Argon ST to view its future as a period of continuing growth, fully utilizing the combined technical and facilities resources of the predecessors to develop new products, add greater functionality into existing products and support entry into additional Intelligence, Surveillance and Reconnaissance (ISR) markets. While both component companies were historically considered predominantly engineering organizations, each has had a robust production capability and supporting programs. The new manufacturing/production facility inaugurated by SenSyTech in 2003 and expanded this year will also well serve the future needs of all components of Argon ST.

Terry Collins, in his previous role as CEO of Argon Engineering and now CEO of Argon ST, was named by Ernst & Young LLP the 2004 Greater Washington Entrepreneur of the Year in the Government IT Services sector.

Argon ST identifies and develops disruptive technologies related to its core business including communications, ad-hoc networking, and other intelligence domains. Current investments are being used to identify and prototype key technologies in counterterrorism, collaborative multi-INT sensors, and multifaceted electro-optical sensor systems. Argon ST also has an ever increasing role in the technology development of the software defined radio and emerging cognitive radio marketplace. Cognitive radios leverage Argon ST's preeminence in the spectrum awareness arena in the pursuit of more efficient utilization of the wireless spectrum.

Our Operations Are Distributed Nationwide

Argon ST's corporate headquarters is located in a modern, high-rise office park in Fairfax, Virginia, where it occupies approximately 153,000 ft^2 of a 270,000 ft^2 building. Included in that space is approximately 55,000 ft^2 of specially secured laboratory and engineering office space which has been constructed to meet the unique requirements of its customers. Engineering design and production is also carried out at the

Newington, Virginia, facilities where anechoic chambers and extensive environmental test fixtures are available in over 65,000 ft^2 of leased space. To accommodate the planned increase in production on a number of programs in 2004, the Company occupied two new facilities in Fayette County, Pennsylvania, which accommodate modern, large system production and engineering test facilities. Other smaller engineering development and production facilities are located in Camarillo, California; Ann Arbor, Michigan; and Winter Park, Florida.

FY04 Was a Year of Many Significant Events

While the creation of Argon ST with the combined resources of Argon Engineering and SenSyTech was perhaps the most notable event of FY04, other successes and milestones must also be highlighted. Last year, bookings, backlog, and profitability reached all time highs. Our growth in the quantifiable aspects of our business was echoed by the growth in the size of our staff and our facilities.

Last year, bookings, backlog, and profitability reached all time highs. Our growth in the quantifiable aspects of our business was echoed by the growth in the size of our staff and our facilities.

Our new production facilities in Smithfield, Pennsylvania, are now up and running at more than 40 percent capacity and the nearby engineering and test facility is now partially staffed and operational. The acoustic test tank located in this new facility will support critical future acoustic sensor programs. We have just begun to identify the benefits that these state-of-the-art production and test facilities can bring to the full range of Argon ST products and programs.

Argon ST has grown during FY04 with all of our operational units expanding their business and technology with both existing customers and new customers.

Communication and EW/ESM Systems Successful Nationally and Internationally

Our specialized communication systems exceeded all planned expectations in sales and profitability for the year, while making on-time deliveries to an expanding customer base. Our digital receiver technology and associated signal processing have provided a well-received capability to process and exploit certain high interest signals critical to the war fighter and his support to the global war on terrorism. In 2004, this area expanded its international sales while maintaining a strong domestic presence. A mix of government and company investments in research and development will expand these products to include new signals of interest and will lead to greater potential sales and a larger product line for 2005 and beyond.

Argon ST continues to increase its market presence in those nations that have particularly close relationships with the United States. FY04 realized bookings from, and systems development and system deliveries to, many of our allies. Argon ST has benefited from the high value placed on commonality and interoperability between systems of these allies as multinational, coalition operations become more prevalent.

Argon ST also has a substantial market presence in electronic warfare (EW) and electronic support measure (ESM) sensors. These systems primarily provide tactical electronic warfare capabilities against foreign radars.

Argon ST also has a substantial market presence in electronic warfare (EW) and electronic support measure (ESM) sensors. These systems primarily provide tactical EW capabilities against foreign radars. While these systems do face some export restrictions, they are generally less restricted than many of our communication systems and can therefore be marketed to a greater range of allied nations. Research and development investment and government funding should support market expansion for the EW product line in the coming years as we are able to integrate our radar and communications capabilities into consolidated SIGINT and ESM systems.

Our operation in Camarillo, California, expanded its level of EW threat simulation activities for the U.S. Navy's Southern California Offshore Range (SCORE) with the award for three additional Smart Target systems. Two of these training simulators emulate enemy radar directed surface-to-air missiles, while a third looks like an air launched anti-ship missile to Navy trainees. An additional Navy contract in FY04 was for an engineering development model of a communications intercept pod that could be carried on a variety of aircraft. This latter program is noteworthy for the Camarillo operation in that it is that facility's first booking in the passive EW (COMINT) area... all previous work having been in active (jammers and radiating threat simulation) EW.

Increasing Role in Support of the National Intelligence Community

The year showed positive milestones and progress for strategic systems that provide signal detection, direction finding, analysis and reporting capabilities to the national intelligence community. These systems operate 24/7, safeguarding our national interests and personnel and are planned to assume increasingly more significant roles by our intelligence community. The fielding of capabilities developed in 2004 should provide the basis for future sales opportunities. In addition to these systems, Argon ST maintains a substantial role in the growing area of the provision of specialized capabilities to the Information Warfare community. The Information Warfare focus provides advanced systems to a broad range of U.S. and non-U.S. customers for their use in exploiting and disrupting adversary radars and communications.

As we move forward with our expanded staff, facilities and resources, we feel particularly positive about the future. We are examining and implementing exciting new technologies with a bright and energetic, motivated staff and a dedicated and experienced management team.

Strategic Acquisitions Help Increase Market Penetration

FY04 was also marked with a new acquisition as Imaging Sensors and Systems, Inc., of Winter Park, Florida, became a part of SenSyTech in April 2004. Their product line of infrared thermal imaging cameras, sensors, and systems augments the hyperspectral/multispectral imaging capabilities provided by our facility in Ann Arbor, Michigan. The products and technologies of these two operations are complementary and meet many diverse fixed-site land, land-mobile, airborne, and shipboard applications. Last year saw the completion of the development and flight-testing of real-time bispectral fire mapping system to present firefighters on the ground with aerial images of the spread of forest fires on a terrain map overlay and the testing of combined IR/Optical systems for border control and law enforcement applications.

Transitioning Programs From Development to Production Is a Key Long-Term Strategy

Argon ST saw significant new orders in fiscal year 2004 in our surface ship systems operations as we began full rate production for the renovation of the U.S. Navy fleet signals intercept equipment. This continues to be a key business opportunity for us with a market-leading share of new systems for the surface fleet that provide network-centric precision

Our software radio approach can be used for intercepting and processing higher frequency non-communications (radar).

geolocation, threat warning, cryptologic exploitation, and analysis capabilities. We continue to provide production communications systems supporting ASW, and acoustic sensor and protection systems to surface ships. Fiscal year 2004 also saw the commencement of our first activities leading to integrated SIGINT systems on these same platforms in the future.

Argon ST's support to the U.S. and U.K. Navy subsurface communities includes production of complete systems from antennas through signal intelligence and ESM programs. A variety of undersea systems were produced and delivered in FY04, with more deliveries in the pipeline for the coming years, for submarines as well as future autonomous underwater vehicles.

Continuing opportunities in the airborne systems area include communications and radar intercept, exploitation, direction finding systems, FLIR for a variety of platforms including aerostats, unmanned aerial vehicles, and fixed and rotary wing aircraft in use by the U.S. military and friendly foreign military units.

The year also saw increased funding for additional AN/SLQ-25A Torpedo Defense Systems and AN/SRQ-4 Shipboard Radio Sets for the U.S. Navy. Both of these programs, which had been dormant, were reinvigorated with the completion of the Pennsylvania production and test facility. The Pennsylvania facility also represents production capacity for a new contract award for submarine ESM antennas and additional bookings and deliveries for our ELINT analysis/processing products.

Adapting Our Systems to Airborne Platforms

A major new program for the Company is our role as a key subsystem supplier to Lockheed Martin for the U.S. Army Aerial Common Sensor program. After an extended selection process, the Army chose the Lockheed Martin/Argon ST team as the winner of the five-year System Design and Demonstration program to develop, build, integrate, and test the next generation Army and Navy advanced airborne communications intelligence collection system. *Aviation Week & Space Technology* magazine highlighted Argon ST's key role in a detailed article covering the award. The article postulated that the total program value could reach $7 billion if the approximately 50 aircraft planned for procurement over the next several years is realized.



In companion programs, Argon ST continues to provide increasing SIGINT and direction finding capabilities for U.S. Navy airborne reconnaissance programs with both research and development and enhancements of existing capability through engineering changes. Continuing opportunities in the airborne systems area include communications and radar intercept, exploitation, direction finding systems, FLIR for a variety of platforms including aerostats, unmanned aerial vehicles, and fixed and rotary wing aircraft in use by the U.S. military and friendly foreign military units. Argon ST is also pursuing opportunities to provide systems as upgrades for other ISR airborne platforms in use by the U.S. Army, Navy, and Air Force.

Our Future Is Bright

As we move forward with our expanded staff, facilities and resources, we feel particularly positive about the future. We are examining and implementing exciting new technologies with a bright and energetic, motivated staff and a dedicated and experienced management team.

Gestalt...1+1=3

A Total Greater Than the Sum of Its Parts.

Perhaps 1+1 = much more than 3.

Increasing that total is our primary objective as we move forward.


argon ST

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended September 30, 2004

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______.

Commission File Number 000-08193

ARGON ST, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	38-1873250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12701 Fair Lakes Circle, Suite 800, Fairfax Virginia 22033
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **(703) 322-0881**

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common Stock, par value $.01 per share	NASDAQ National Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes √ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.)

Yes √ No ___

As of December 6, 2004, there were 19,392,029 shares of the registrant's common stock, par value $.01 per share, outstanding. The aggregate market value of the voting and non-voting shares of the Common Stock held by non-affiliates on March 31, 2004, the last business day of registrant's second quarter of fiscal 2004, was approximately $79,580,000 based on 5,127,551 shares held by non-affiliates multiplied by the closing price on that date for the registrant's common stock on the Nasdaq National Market of $15.52 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates by reference specific portions of the registrant's proxy statement relating to the Annual Meeting of Stockholders to be held on February 28, 2005.

ARGON ST, INC. AND SUBSIDIARIES

For the Fiscal Year Ended September 30, 2004

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Business Description

Argon ST, Inc. ("Argon ST" or the "Company") is a broadly diversified provider of high performance sensor systems designed to meet the needs of defense, homeland security, intelligence, and environmental users. We develop and manufacture communications intelligence software systems and a broad line of acoustic, communications, radar, electronic warfare, infra-red and optical sensor products. Our systems and products collect and process signals and other information used in our customers' intelligence gathering, reconnaissance and surveillance activities.

Our primary customer is the U.S. Department of Defense. We also provide systems and products to other U.S. federal government agencies and major domestic prime contractors, as well as to foreign governments, agencies and defense contractors. Many of our products are used in national defense programs for the U.S. federal government intelligence community and approved international customers.

With technology and production centers in five states and major corporate and development centers in the greater Washington, DC area, we are well positioned to responsively serve our U.S. and international defense and non-defense customers, as well as to provide them with ready access to our highly qualified, cleared engineering staff during the design, development, test, manufacturing, integration, and delivery phases of our contracts.

The Company is a Delaware corporation which resulted from the merger of a wholly owned subsidiary of Sensytech, Inc. ("Sensytech"), which was organized in 1968, and Argon Engineering Associates Inc. ("Argon Engineering"), which was organized in 1997. The acquisition was effective on September 29, 2004, and concurrently, Sensytech changed its name to Argon ST, Inc. Sensytech had been a publicly traded company since 1998, and prior to the merger, Argon Engineering was privately held. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the outstanding common stock of the Company. In connection with the merger, Terry L. Collins, the former Chairman and CEO of Argon Engineering, became the Chairman and CEO of the Company, and the Company's board of directors was increased to ten members, with seven new members (including Mr. Collins) elected to the board, and three Sensytech directors continuing on the board.

While Sensytech was the legal acquirer, the acquisition was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the statements of Argon Engineering, except for stockholders' equity which has been retroactively restated for the equivalent number of shares of the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition. Both companies had their fiscal year ending on September 30.

The names Argon ST, Sensytech, and Argon Engineering are used throughout this document. Argon ST, also the Company, refers to the entity created by the merger of Argon Engineering and Sensytech. Argon Engineering refers to Argon Engineering Associates, Inc., which operated as a stand alone private company until the September 29, 2004 merger with Sensytech. Sensytech refers to Sensytech, Inc., which combined with its wholly owned subsidiaries made up the public entity Sensytech until the September 29, 2004 merger with Argon Engineering.

Our headquarters are located at 12701 Fair Lakes Circle, Fairfax, VA 22033. Our website is located at http://www.argonst.com. The information contained on our website is not incorporated by reference into this Annual Report. However, investors can obtain a copy of this Annual Report on Form 10-K, our quarterly reports on

Form 10-Q, current reports on Form 8-K, and amendments to such reports filed or furnished with the SEC on our website free of charge.

Strategic Approach

Our business objective is to profitably grow our business as a premier provider of high quality and state of the art intelligence gathering and electronic warfare technology, products, and systems. Our strategies for achieving this objective include:

- ***Expanding Our Customer Base.*** We intend to capitalize on our long-term relationships with our customers and our reputation within the intelligence community and Department of Defense to attract new customers within those communities. We believe we have a successful performance record and demonstrated technical expertise that gives us credibility with prospective customers and enhances our ability to be successful in bidding on follow-on contracts. As our revenue base grows through internal growth as well as acquisitions, we intend to seek larger contracts, which have historically been awarded to larger suppliers.

- ***Targeting High Growth Segments of the Market.*** We believe the projected growth in government intelligence gathering and electronic warfare technology products and services spending will offer opportunities for development and delivery of advanced technology solutions for defense and intelligence agencies. We intend to expand our product and service offerings in these areas, particularly where there is a possibility for significant long-term sales. We believe that friendly foreign governments would like to increase their capabilities in these areas, as the events of September 11, 2001, have global security implications.

- ***Attracting and Retaining Highly Skilled Personnel.*** We intend to continue to attract, develop and retain skilled professionals to ensure we have the capabilities to fulfill our customers' requirements. Our ideal candidates are exceptional recent college graduates and former military or civilian experts in the intelligence community and Department of Defense. We believe we can continue to retain our employees by offering competitive compensation and by providing opportunities for career growth through company-supported education programs and involvement in diverse and challenging engineering developments.

- ***Leveraging Customer Funded Research and Development.*** Many of our products were or are being developed through funding provided by the customer in the form of research and development contracts. While these contracts tend to be relatively small, many of these contracts contain provisions for the customer to exercise multi-year options that increase the values of these programs significantly should the customer decide to go into full production. Some of our contracts can be extended or increased at the option of the customer.

- ***Pursuing Strategic Acquisitions.*** We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden our technology expertise and our product offerings. We are primarily focused on acquiring businesses that provide value-added solutions for the intelligence community and Department of Defense, but will also consider opportunities to acquire other businesses where we can utilize our reputation and experienced management team to expand our core business areas.

Products

The Company's systems are found on a broad range of U.S. national and international platforms that include ships, submarines, aircraft, Unmanned Aerial Vehicles (UAV), Unmanned Underwater Vehicles (UUV), land mobile vehicles, fixed site installations, and re-locatable land sites.

Our systems and products fall into the following categories:

Imaging Systems. We provide state-of-the-art airborne hyper-spectral and multi-spectral collection systems supporting both a broad range of defense requirements and environmental applications that include forest fire, wildlife and water management and pollution sensing.

Infra-Red Sensors. Our Forward Looking Infra-Red (FLIR) sensors combine our own and other sensors into compact payloads that provide high resolution visual Infrared (IR) images that can be combined with TV video, laser range finding, and radar for sensing, targeting, and perimeter security. Highly stable gimbals provide platforms for use on fixed and rotary wing aircraft, land mobile vehicles, and stationary tri-pod mountings.

Signals Intelligence and Electronic Warfare. Our Signals Intelligence (SIGINT) and Electronic Warfare (EW) systems offer a range of product configurations to accommodate virtually every platform type in use by the military. Our Commercial Off-the-Shelf (COTS) product line is currently in use in significant quantities by US and UK Navies in a wide range of new construction and existing surface ship, submarine, land mobile, and aircraft applications.

Ship Protection and Communications. Our recently opened production and engineering centers in Pennsylvania presently focus on the delivery of shipboard system for the AN/SRQ-4 LAMPS MK III communications systems and the AN/SLQ-25A Surface Ship Torpedo Defense system which is an acoustic protection systems used on U.S. and international surface ships.

Argon ST's product lines are in continual development and improvement to remain current with improved technology and emerging customer requirements. Individual system implementations vary in size and complexity, but typical systems consist of one to several racks of equipment and provide support for one to three operators. Several configurations of Argon ST's products have been delivered or are currently under contract to be delivered, including installations on submarines and navy surface ships, and different variations of airborne, land mobile, and fixed site systems.

In addition to the procurement, integration, test and delivery of systems, Argon ST provides full-service support for its systems world-wide.

Customers

Our products are currently sold primarily for the ultimate use of either the U.S. government or certain approved allied governments. As a result, most of our contracts are either directly with the U.S. government or a prime contractor whose contact is direct with a government.

The following table identifies the sources of revenues earned by Argon Engineering. As shown, our revenue is dominated by our work with the United States Navy:

	Years Ended September 30,		
	2004	2003	2002
United States Navy	77%	68%	75%
Other U.S. Government Agencies	11%	26%	19%
Foreign	12%	6%	6%

Contracts

Most of Argon ST's business is conducted under contracts related to U.S. government security requirements. Argon ST's contracts with U.S. government agencies can be categorized in several ways.

Sole source contracts. The U.S. government awards sole-source contracts when it determines that a single contractor has an expertise or technology that is superior to that of competing contractors. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. This competition requires a contractor to identify the government's requirements early and demonstrate a distinguishing expertise or technology promptly after the government has identified a requirement. Sole-source contracts are awarded without a formal competition.

Competitive bid contracts. Competitive-bid contracts are awarded based on proposal evaluation criteria established by the procuring agency. Interested contractors prepare a bid and proposal in response to the agency's request. A bid and proposal is usually prepared in a short time period in response to a deadline, and requires the extensive involvement of numerous technical and administrative personnel. Competitive-bid contracts are awarded after a formal bid and proposal competition among suppliers.

Argon Engineering's revenues for the periods shown, under contracts awarded on a sole-source and contracts awarded on a competitive basis, were:

	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003	Fiscal Year Ended September 30, 2002
Sole Source Contracts	55%	48%	62%
Competitive Contracts	45%	52%	38%

Government Contracts

The funding of government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government's convenience. Compensation in the event of a termination is limited to work completed at the time of termination. In the event of termination, the contractor will receive a certain allowance for profit on the work performed. In addition, all contracts with the federal government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

- terminate existing contracts for convenience, which affords the federal government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;
- reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;
- claim rights in products and systems produced by us;
- adjust contract costs and fees on the basis of audits completed by its agencies;
- suspend or debar us from doing business with the U.S. federal government; and
- control or prohibit the export of our products.

Our U.S. federal government contracts include fixed-price contracts, cost reimbursable contracts, including, cost-plus-fixed-fee, cost-plus-award fee, and cost-plus-incentive fee, and time and material contracts.

- *Fixed-price.* These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer.

- *Cost Reimbursable.*

  - Cost-plus-fixed-fee contracts are cost reimbursable contracts that provide for payment to us of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.

  - A cost-plus-award-fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government's satisfaction with our performance under the contract. With this type of contract, we assume the risk that we may not be awarded the award fee, or only a portion of it, if we do not perform satisfactorily.

  - A cost-plus-incentive-fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs. As is the case with all cost reimbursable contracts, we assume the risk that, if our costs are not allowable under the terms of the contract or applicable regulations, we may not be able to recover these costs.

- *Time-and-Materials.* These contracts require us to deliver services on the basis of direct labor hours at specified fixed hourly rates that include all our direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and other materials at cost. With respect to these contracts, we assume the risk that we will be able to perform these contracts at these negotiated hourly rates.

Argon Engineering's revenues for the periods shown by contract type were:

	Fiscal Year Ended September 30, 2004	**Fiscal Year Ended September 30, 2003**	**Fiscal Year Ended September 30, 2002**
Cost Reimbursable Contracts	19%	51%	50%
Firm Fixed Price Contracts	71%	46%	49%
Time and Materials Contracts	10%	3%	1%

We are subject to various statutes and regulations governing government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated any of these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

As a government contractor, we are subject to government audits, inquiries and investigations. We have experienced minimal audit adjustments in the past. The Defense Contract Audit Agency has completed its audit of our contracts through the fiscal year ended September 30, 2001. We are still subject to adjustment on our performance during subsequent years.

We believe that markets in which we participate will continue to be important in future years, as the military branches and intelligence agencies continue to rely upon technological advances for defense and intelligence purposes. We cannot assure you, however, that federal appropriations will continue to exist at their current levels or that our products will be utilized in the future.

Backlog

Our backlog consists of the following as of September 30:

	2004	2003	2002
Funded	$222,222,000	$146,418,000	$81,533,000
Unfunded	6,597,000	10,652,000	15,266,000
Total	$228,819,000	$157,070,000	$96,799,000

Argon ST defines backlog as the funded and unfunded amount provided in its contracts, less previously recognized revenue. Contract options are estimated separately and not included in backlog. Backlog does not include the value of a contract where the customer has given permission to begin or continue working, but where a formal contract or contract extension has not yet been signed. Backlog as of September 30, 2004 includes backlog acquired from Sensytech of $30,715,000. For fiscal years 2003 and 2002 backlog reflects only Argon Engineering backlog.

Argon ST's funded backlog does not include the full value of its contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

From time to time, Argon ST will exclude from backlog portions of contract values of very long or complex contracts where Argon ST judges revenue could be jeopardized by a change in government policy. Because of possible future changes in delivery schedules and cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. Argon ST may experience significant contract cancellations that were previously booked and included in backlog.

Research and Development

Argon ST conducts substantial research and development using both government and company funds. During its early years, Argon Engineering used mostly internal investments to broaden the capabilities of its product line, as customer-sponsored research was not sufficient to fund these activities. During this period, Argon ST made focused research and development investments in areas the company deemed critical to its product line development, and used these activities to gain competitive advantage in future programs.

Argon ST's current customers are now investing in new capabilities required to keep systems current with modern threats. As a result, Argon ST's internal investments have shifted to examinations of future technologies and to products of interest to potentially new customers.

Argon ST believes that its continued success depends, in a large part, on our ability to develop new technology and apply new technology developed by others to solve the problems of its customers. Total research and development expenditures incurred by Argon Engineering consist of the following for the years ended

September 30:

	2004	2003	2002
Internal research and development	$ 1,301,000	$ 2,187,000	$ 3,015,000
Customer-funded development	26,730,000	47,005,000	24,471,000
Total	$28,031,000	$49,192,000	$27,486,000

Competition

Argon ST's market is highly competitive and is served by companies of varying size and capability. Large prime contractors who develop general-purpose signals reconnaissance systems include Boeing, British Aerospace, General Dynamics, Harris Corporation, L-3 Communications, Lockheed Martin, Northrop Grumman, and Raytheon. Medium size firms in this market include Applied Signal Technologies, DRS, EDO, and Southwest Research Institute. Any of these firms is capable of committing large sums to duplicate Argon ST's efforts and to erode its competitiveness. These competitors can also choose to subsidize their actual cost from other resources to achieve a more favorable market position and receive new contract awards.

The competition for competitive-bid contracts differs from the competition for sole-source contracts. Companies competing for competitive-bid contracts prepare bids and proposals in response to either commercial or government requests and typically compete on price. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. The principal factors of competition for sole-source contracts include investments in research and development, the ability to respond promptly to government needs, product price relative to performance, quality, and customer support. Argon ST believes that it competes effectively with respect to each of the factors upon which competitive and sole-source contracts are awarded.

Environmental

Argon ST has incurred no material costs in the past two years related to environmental issues.

Employees

We are a 'people' company whose success is solidly dependent on the skills and dedication of our associates. Our staff is a mix of experienced veterans and recent college graduates, who combine the vitality of new ideas and the latest technical skills with experience to meet the tremendous challenges posed to a sensor company in the rapidly changing security environment that faces the U.S. and its allies today. Many of our employees hold security clearances and we are well supported with the appropriate cleared facilities and support equipment for the range of classified programs on which we perform.

As of September 30, 2004, Argon ST had 601 employees. Argon ST's business requires that a large number of its technical employees obtain security clearances from the U.S. government, which limits the available pool of eligible candidates for such positions to those who can satisfy the prerequisites to obtaining these clearances. Approximately 83% of Argon ST's staff has security clearances. Argon ST's success is dependent on attracting, retaining, and motivating qualified key management and technical personnel, the loss of whom could adversely affect Argon ST's business materially. This must be accomplished in the Washington, DC and Northern Virginia labor markets where there is substantial demand for cleared engineering and support staff.

Business Risks

Our future performance is subject to a variety of risks. If any of the following risks actually occurs, our business could be harmed and the trading price of our common stock could decline. In addition to the following disclosures, please refer to the other information contained in this report, including the historical consolidated financial statements and related notes.

Argon ST's future success will depend in part on its ability to meet the changing needs of its customers.

Virtually all of the products produced and sold by Argon ST are highly engineered and require sophisticated design, software implementation and system integration techniques and capabilities. The product and program needs of Argon ST's government customers regularly change and evolve. There is no assurance that Argon ST will continuously have at its disposal the engineering, technical and manufacturing capabilities necessary to meet these evolving needs.

Argon ST faces competition from other firms, many of which have substantially greater resources.

Argon ST operates in highly competitive markets and generally encounters intense competition to win contracts. Argon ST competes with many other firms, ranging from small specialized firms to large diversified firms, many of which have substantially greater financial, management and marketing resources than Argon ST. Argon ST's competitors may be able to provide customers with different or greater capabilities or benefits than Argon ST can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. Argon ST's failure to compete effectively with respect to any of these or other factors could have a material adverse effect on its business, prospects, financial condition or operating results. In addition, Argon ST's competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

Argon ST may be liable for systems and service failures.

Argon ST creates, implements and maintains communications, information technology and technical services solutions that are often critical to its customers' operations, including the operations of government defense and intelligence agencies and their personnel. Argon ST has experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with its work. If Argon ST's solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet customers' expectations, Argon ST may:

- lose revenues due to adverse customer reaction;
- be required to provide additional services to a customer at no charge;
- receive negative publicity, which could damage its reputation and adversely affect its ability to attract or retain customers; or
- suffer claims for substantial damages.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

While many of Argon ST's contracts with the federal government limit Argon ST's liability for damages that may arise from negligence in rendering services to customers, Argon ST cannot be sure that these contractual provisions will protect it from liability for damages if Argon ST is sued. Furthermore, Argon ST's errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against Argon ST could seriously harm Argon ST's business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to Argon ST's management. In certain new business areas, including in the area of homeland security, Argon ST may not be able to obtain sufficient indemnification or insurance and may decide not to accept or solicit business in these areas.

Developing new technologies entails significant risks and uncertainties that may not be covered by indemnity or insurance.

Argon ST is exposed to liabilities that are unique to the products and services it provides. A significant portion of Argon ST's business relates to designing, developing and manufacturing advanced communications and technology systems and products used in military defense and intelligence systems and products. New technologies may be untested or unproven. In addition, from time to time, Argon ST has employees deployed on-site at active military installations or locations. Although indemnification by the U.S. government may be available in some instances for Argon ST's defense businesses, U.S. government indemnification may not be available to cover potential claims or liabilities resulting from a failure of technologies developed and deployed.

Substantial claims resulting from an accident in excess of U.S. government indemnity and Argon ST's insurance coverage could harm Argon ST's financial condition and operating results. Moreover, any accident or incident for which Argon ST is liable, even if fully insured, could negatively affect Argon ST's reputation among its customers and the public, thereby making it more difficult for Argon ST to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

Argon ST's employees or subcontractors may engage in misconduct or other improper activities.

Argon ST is exposed to the risk that employee fraud or other misconduct could occur. In addition, from time to time Argon ST enters into arrangements with subcontractors to bid on and execute particular contracts or programs and Argon ST is exposed to the risk that fraud or other misconduct or improper activities by such persons may occur. Misconduct by employees or subcontractors could include intentional failures to comply with federal laws, federal government procurement regulations or the terms of contracts that Argon ST receives and failing to disclose unauthorized or unsuccessful activities to Argon ST, which could lead to civil, criminal, and/or administrative penalties (including fines, imprisonment, suspension and/or debarment from performing federal government contracts) and reputational harm. Misconduct by Argon ST's employees or subcontractors could also involve the improper collection, handling or use of Argon ST's customers' sensitive or classified information, which could result in regulatory sanctions and serious harm to Argon ST's reputation. It is not always possible to deter misconduct by employees or subcontractors. The precautions Argon ST takes to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses and such misconduct by employees or subcontractors could result in serious civil or criminal penalties or sanctions or reputational harm.

Security breaches by Argon ST could adversely affect its business.

Many of the programs Argon ST supports and systems Argon ST develops, installs and maintains involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach by Argon ST or its employees in the course of its development, production or service activities could cause serious harm to Argon ST's business, damage its reputation and prevent Argon ST from being eligible for further work on critical classified systems for federal government customers. Losses that Argon ST could incur from such a security breach could exceed the policy limits that Argon ST has for errors and omissions or product liability insurance.

Argon ST's business is dependent upon obtaining and maintaining required security clearances.

Many of Argon ST's federal government contracts require Argon ST's employees to maintain various levels of security clearances, and Argon ST is required to maintain certain facility security clearances complying with Department of Defense requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If Argon ST's employees are unable to obtain or retain security clearances in a timely manner, or at all, or if Argon ST's employees who hold security clearances terminate employment with Argon ST, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, Argon ST expects that many of the contracts on which Argon ST will bid will require Argon ST to demonstrate its ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent Argon ST is not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, Argon ST may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Argon ST's quarterly operating results may vary widely.

Argon ST's quarterly revenues and operating results may fluctuate significantly in the future. A number of factors cause Argon ST's revenues, cash flow and operating results to vary from quarter to quarter, including:

- fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure;
- commencement, completion or termination of contracts during any particular quarter;
- variable purchasing patterns under government GSA schedule contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;
- changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement;
- changes in policy or budgetary measures that adversely affect government contracts in general; and
- increased purchase requests from customers for equipment and materials in connection with the federal government's fiscal year end, which may affect Argon ST's fourth quarter operating results.

Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in Argon ST's cash flow from operations because a relatively large amount of Argon ST's expenses are fixed. Argon ST incurs significant operating expenses during the start-up and early stages of large contracts and typically does not receive corresponding payments in that same quarter. Argon ST may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to Argon ST from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Presidential administration approval in a timely manner.

ITEM 2. PROPERTIES

Argon ST conducts a major portion of its operations at its headquarters located at 12701 Fair Lakes Circle, Fairfax, VA 22033. This is a 10 story building in a mixed use office park that includes commercial, residential, and retail properties. Argon ST's leased space encompasses 153,000 square feet of the 253,000 square feet available in the building. This space includes appropriately constructed office, laboratory and meeting areas suitable for Argon ST's classified and unclassified government work. The lease extends until March 2009 and has two 5-year options.

Argon ST believes that our leased facilities are suitable for the operations we have in each of them. Each facility is well maintained and capable of supporting higher levels of revenue. The table below sets forth certain information about our principal facilities.

Address	Estimated Square Feet	Lease Term	Description	Principal Activity
12701 Fair Lakes Circle Fair Lakes, VA 22033	153,000	Leased, Expiration Date: 5/31/2009	Multifloor tenant in ten-story office building.	Engineering/ Administration
8419 Terminal Road Newington, VA 22122	67,220	Leased, Expiration Date: 6/30/2014	Two 1-story and one partial 2-story adjacent block buildings. Buildings are in an industrial park.	Engineering/ Manufacturing/ Administration
30 Parkland Plaza Ann Arbor, MI 48103	12,419	Leased, Expiration Date: 11/30/2008	One-story facility in a research park.	Engineering/ Manufacturing/ Administration
800 Calle Plano Camarillo, CA 93012	8,802	Leased, Expiration Date: 1/31/2007	One-story facility in an industrial park.	Engineering/ Manufacturing/ Administration
925 South Semoran Blvd Winter Park, FL 32792	6,620	Leased, Expiration Date: 12/31/2004	One-story facility.	Engineering/ Manufacturing
90 Laurel View Drive Smithfield, PA 15478	60,000	Leased, Expiration Date: 9/15/2013	One-story facility.	Engineering/ Manufacturing/ Administration
1386-1390 Connellsville Rd North Union Township, PA	40,000	Leased, Expiration Date: 4/1/2014	One-story facility.	Engineering/ Manufacturing

ITEM 3. LEGAL PROCEEDINGS

While Argon ST is not party to any pending legal proceeding, which, in the opinion of management, is material to the Company's business or financial condition, it is subject to litigation, from time to time, in the ordinary course of business including, but not limited to, allegations of wrongful termination or discrimination or governmental agency investigations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Sensytech held a special meeting of its stockholders on September 28, 2004. At the special meeting, stockholders were asked to consider and vote upon the following proposals:

(a) To consider and vote upon a proposal to approve the issuance of approximately 14,340,700 shares of Company common stock to Argon Engineering stockholders pursuant to the Agreement and Plan of Merger, dated as of June 7, 2004, by and between the Sensytech and Argon Engineering;

(b) To consider and vote upon a proposal to approve and adopt an amendment to the Company's certificate of incorporation to increase the total number of authorized shares of the Company's capital stock from 25 million to 100 million shares, consisting of 90 million shares of common stock and 10 million shares of preferred stock; and

(c) To consider and vote upon a proposal to approve and adopt an amendment to the Company's certificate of incorporation to change the name of the Company to ARGON ST, Inc.

The following are the results of the votes at the special meeting:

Item	Number of Votes In Favor	Number of Votes Against	Abstentions and Broker Non-Votes
(1)	3,896,743	8,624	6,640
(2)	3,055,076	846,330	10,601
(3)	3,877,161	25,778	9,068

Proposals (1) and (3) were approved by stockholders. Proposal (2) did not receive the requisite number of votes for approval.

As a result of stockholder approval of Proposal (1) and the subsequent consummation of the merger transaction with Argon Engineering, the following persons were appointed as directors of the Company as of September 29, 2004: Terry L. Collins, Victor F. Sellier, Thomas E. Murdock, Delores M. Etter, David C. Karlgaard, Peter A. Marino and Robert McCashin. Upon the closing of the merger, each of S. Kent Rockwell, John Irvin and Lloyd A. Semple continued as directors, and each of Charles W. Bernard, S.R. Perrino, Phillip H. Power and John D. Sanders resigned as directors.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of the Executive Officers of the Registrant, including their names, ages and offices held, as of December 6, 2004.

Name	Age	Position with Registrant
Terry L. Collins, Ph.D.	59	Chairman and Chief Executive Officer
S. Kent Rockwell	60	Vice Chairman and Vice President, Corporate Development
Victor F. Sellier	55	Vice President, Business Operations
Thomas E. Murdock	62	Vice President, Strategic Planning
Donald F. Fultz	51	Chief Financial Officer
Kerry M. Rowe	45	Vice President, Reconnaissance Systems
W. Joseph Carlin	41	Vice President, Information Operations Systems
Robert S. Tamaru	49	Vice President, Surveillance Systems

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock has traded on the Nasdaq National Market under the symbol "STST" since November 20, 2002. Before that time, it was traded on the Nasdaq SmallCap Market.

The following table sets forth the range of high and low actual sales prices of common stock for the periods indicated.

	High	Low
Fiscal 2004		
Fourth Quarter	29.43	18.80
Third Quarter	24.97	15.52
Second Quarter	15.87	13.45
First Quarter	17.27	11.91
Fiscal 2003		
Fourth Quarter	20.45	13.25
Third Quarter	14.74	9.52
Second Quarter	12.43	9.11
First Quarter	12.02	6.93

There were 266 registered holders of our common stock on December 6, 2004. On December 6, 2004, the closing sale price of our common stock on the NASDAQ National Market was $31.26 per share.

Dividend Policy

Sensytech has never paid cash dividends on its common stock. During the fiscal years ended September 30, 2004 and 2003, prior to the merger with Sensytech, Argon Engineering paid dividends to its stockholders of $7,851,000 and $2,462,000, respectively.

For the foreseeable future, we intend to retain earnings to reinvest for future operations and growth of our business and do not anticipate paying any cash dividends on our common stock. However our board of directors, in its discretion, may decide to declare a dividend at an appropriate time in the future. A decision to pay a dividend would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our credit facility and other financing agreements at the time such a payment is considered.

Equity Compensation Plan Information

The following table sets forth the information as of September 30, 2004, regarding the Company's equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	779,100	$ 12.505	453,766
Equity compensation plans not approved by security holders [(1)]	1,639,497	$ 6.256	-
Total	2,418,597	$ 8.270	453,766

(1) Consists entirely of shares of common stock issuable upon exercise of options under the Argon Engineering Associates, Inc. Stock Plan. There will be no further options granted under this plan.

The Argon Engineering Associates, Inc. Stock Plan (the "Plan") provides for the for the issuance of incentive and non-statutory stock options and restricted stock to eligible employees of Argon Engineering and its affiliates. As a result of the merger with the Company, each outstanding option to purchase Argon Engineering common stock under the Plan was converted into an option to purchase Company common stock, with the number of shares able to be purchased and the exercise price adjusted in accordance with the merger exchange ratio. No acceleration of vesting of options under the Plan occurred in connection with the merger. As a result of the merger, the Plan covers 6,240,000 shares of Company common stock; however, the Plan has been frozen as of September 29, 2004 and no additional awards will be granted under the Plan subsequent to that date. The only participants in the Plan are those employees who received awards prior to September 29, 2004.

The Plan is administered by a compensation committee of the Argon Engineering board of directors, or, in the absence of such a committee, the full board of directors (the "Administrator"). The Administrator determines the exercise price of each option at the time of grant; provided that the exercise price of incentive stock options must be not less than 100% of the fair market value of the underlying common stock on the grant date, and the exercise price of options granted to a person holding more than 10% of Argon Engineering's common stock must not be less than 110% of such fair market value. The maximum term of the options under the Plan is ten years; provided that the maximum term for options granted to greater than 10% holders is five years. Individual option agreements specify vesting terms and/or the dates upon which the option will be exercisable. Payment upon exercise of options may be made either in cash or by the surrender of shares of Company common stock.

If a grantee's employment terminates for any reason other than death, disability or retirement, the grantee may not exercise the option following the date of termination. Upon a termination due to death or permanent disability, unless otherwise provided in the award agreement, the option will become 100% vested and exercisable within six months of termination. Upon a grantee's retirement, unless otherwise provided in the award agreement, the option will become 100% vested and may be exercised immediately prior and on the date of retirement, but no later. Options granted under the Plan are not transferable, other than by will or the laws of descent and distribution.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth the selected statement of earnings data and balance sheet data for each of the periods indicated. The selected financial data for the years ended September 30, 2004, 2003, 2002, 2001 and 2000 are derived from our audited consolidated financial statements and related notes, except for 2000 which is unaudited.

The selected financial data presented below should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

On September 29, 2004, a wholly owned subsidiary of Sensytech merged with and into Argon Engineering. While Sensytech was the legal acquirer, the acquisition was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the statements of Argon Engineering except for stockholders' equity which has been retroactively restated for the equivalent number of shares of the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition. Please refer to Note 2 of the consolidated financial statements included in this report.

The selected financial data, other than September 30, 2004 balance sheet and backlog information, reflects the results from operations of Argon Engineering and includes only the results from operations of Sensytech Inc. from September 29, 2004, (one day) the date of the merger.

	Years Ended September 30				
	2004	2003	2002	2001	2000 (unaudited)
	(In thousands, except per share data)				
Contract revenues	$129,184	$ 79,349	$ 61,759	$ 41,396	$ 19,103
Cost of revenues	107,307	65,271	51,034	35,169	16,397
Gross margin	21,877	14,078	10,725	6,227	2,706
General and adminstrative expenses	5,905	5,844	5,181	3,101	964
Income from operations	15,972	8,234	5,544	3,126	1,742
Interest income, net	154	31	62	42	102
Income before income taxes	16,126	8,265	5,606	3,168	1,844
Provision for income taxes	(6,177)	(2,696)	(2,021)	(1,139)	(702)
Net income	$ 9,949	$ 5,569	$ 3,585	$ 2,029	$ 1,142
Earnings per share					
Basic	$ 0.81	$ 0.47	$ 0.32	$ 0.21	$ 0.12
Diluted	$ 0.74	$ 0.44	$ 0.29	$ 0.16	$ 0.10

	Years Ended September 30				
	2004	2003	2002	2001	2000 (unaudited)
	(In thousands)				
Balance sheet data					
Cash and cash equivalents	$ 29,732	$ 4,100	$ 5,231	$ 4,215	$ 1,505
Total assets	$221,741	$ 23,736	$ 20,090	$ 15,163	$ 5,641
Total debt	$ 282	$ 34	$ 172	$ 309	$ 447
Stockholder's Equity	$160,925	$ 11,010	$ 7,944	$ 4,323	$ 2,352
Other data					
Backlog (unaudited)	$228,819	$157,070	$ 96,799	$ 76,380	$ 25,134
Dividends	$ 7,851	$ 2,462	$ -	$ -	$ -

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Risk Factors" under Item 1 – Business, " beginning on page 4.

Forward-looking Statements

Statements in this filing which are not historical facts are forward-looking statements under the provision of the Private Securities Litigation Reform Act of 1955. All forward-looking statements involve risks and uncertainties. These statements are based upon numerous assumptions about future conditions that could prove not to be accurate. Actual events, transactions or results may materially differ from the anticipated events, transactions or results described in such statements. The Company's ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties including those set forth in "Business Risks" under Item 1 – Business, beginning on page 4. In addition to those risk specifically mentioned in this report, such risks and uncertainties include, but are not limited to, the existence of demand for, and acceptance of the Company's products and services, regulatory approvals, export approvals, economic conditions both domestically and internationally, the impact of competition and pricing, results of financing efforts and other factors affecting the Company's business that are beyond the Company's control. All of the forward-looking statements should be considered in light of these factors. You should not put undue reliance on any forward-looking statements. The Company undertakes no obligation to update these forward-looking statements to reflect new information, future events or otherwise, except as provided by law.

Overview

General

Argon ST provides advanced software intensive systems that are used in intelligence collection, surveillance, reconnaissance activities, threat warning and monitoring, simulation, and force protection and communication. The systems are primarily for the United States government and select international customers. The systems run on commercial off-the-shelf (COTS) hardware or special purchase hardware designed and manufactured to our specification or the specifications of our customers. Recently, Argon ST has begun to use the technology developed for these systems in other applications, such as software radios, high accuracy targeting, counter-terrorism, and wideband transmission.

Basis of Discussion/Acquisition

On September 29, 2004, a wholly owned subsidiary of Sensytech merged with and into Argon Engineering in an acquisition whereby each outstanding share of Argon Engineering common stock was converted into two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. As part of the overall transaction, Sensytech changed its name to ARGON ST, Inc. While Sensytech was the legal acquirer, the acquisition was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes.

Management's discussion and analysis addresses the Company's historical results of operations and financial condition as shown in its consolidated financial statements for the fiscal years ended September 30, 2004, 2003 and 2002. Consistent with the reverse acquisition accounting treatment applied to the merger, the historical financial statements of the Company presented in this Form 10-K for periods prior to the acquisition date are the statements of Argon Engineering (except for stockholders' equity which has been retroactively restated for the equivalent number of shares of the Company as the legal acquirer). Therefore, the consolidated historical financial statements included in this Form 10-K differ from the consolidated historical financial statements of the Company as previously reported. The operations of the former Sensytech businesses have been included in the financial statements only from September 29, 2004, the date of acquisition. Both companies had their fiscal year ending on September 30.

Segments

Argon Engineering historically operated in a single business segment. Prior to the merger, Sensytech operated in two business segments. The results of operations included in this report are those related to Argon Engineering's single business segment. Management is currently reviewing its business operations and intends to report results of operations for business segments in the first quarter of fiscal year 2005. During that time, management will also allocate the goodwill arising from the merger to its reporting segments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets."

Revenues

Argon ST's revenues are primarily generated from the design, development, installation and support of complex sensor systems under contracts primarily with the U.S. Government and major domestic prime contractors, as well as with foreign governments, agencies and defense contractors.

Argon ST's contracts can be divided into three major types: cost reimbursable contracts, fixed price and time and material contracts. Cost reimbursable contracts are primarily used for system design and development activities involving considerable risks to the contractor, including risks related to cost estimates on complex systems, performance risks associated with real time signal processing, embedded software, high performance hardware, and requirements that are not fully understood by the customer or the company, risks associated with the development of technology that has never been used, and interface risks with other systems that are in development or are obsolete without adequate documentation. Fees under these contracts are usually fixed at the time of negotiation; however, in some cases the fee is an incentive or award fee based on cost, schedule, and performance or a combination of those factors. Although the government customer assumes the cost risk on these contracts, the contractor is not allowed to exceed the cost ceiling on the contract without the approval of the customer. Time and material contracts are based on hours worked, multiplied by approved labor rates, plus other costs incurred and allocated.

Firm fixed price contracts are typically used for the production of systems. Development activities similar to activities performed under previous contacts are also usually covered by fixed price contracts, due to the low risk involved. In these contracts, cost risks are borne entirely by the contractor. Some fixed price contracts include an award fee or an incentive fee as well as the negotiated profit. Most foreign customers, and some U.S. customers, use fixed price contracts for design and development work even when the work is considered high risk.

The following table represents Argon Engineering's revenue concentration by contract type for the periods indicated:

Contract Type	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003	Fiscal Year Ended September 30, 2002
Cost Reimbursable Contracts	19%	51%	50%
Firm Fixed Price Contracts	71%	46%	49%
Time and Material Contracts	10%	3%	1%

All of Argon ST's products are currently sold for the ultimate use of either the U.S. government agencies or certain approved allied governments. Although our work is concentrated in the Navy, we have contracts from multiple commands and organizations within the Navy. The following table identifies Argon Engineering's revenue concentration from major customers:

Contract Type	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003	Fiscal Year Ended September 30, 2002
United States Navy	77%	68%	75%
Other	23%	32%	25%

Argon Engineering experienced significant revenue growth in fiscal year 2004 as compared to fiscal year 2003 as it increased production of systems under fixed price contracts following development completion under fixed price and cost reimbursable contracts. Generally, the Company experiences revenue growth when systems move from the development stage to the production stage due to increases in sales volumes from production of multiple systems. Argon ST's current production work has been derived from programs for which the Company has performed the initial development work. These programs are next generation systems replacing existing, obsolete systems that were developed by other companies. Argon ST was able to displace these companies primarily on the basis of technological capability. Argon ST believes that the current state of world affairs and the U.S. government's emphasis on protecting U.S. citizens will cause funding of these programs to continue.

Backlog

Argon ST defines backlog as the funded and unfunded amount provided in our contracts less previously recognized revenue and excludes all unexercised options on contracts. Some contracts where work has been authorized carry a funding ceiling that does not allow Argon ST to continue work on the contract once the customer obligations have reached the funding ceiling. In such cases, the Company is required to stop work until additional funding is added to the contract. Argon ST's experience in this case is very rare and therefore it generally carries the entire amount that the customer intends to execute as backlog when it is confident that the customer has access to the required funding for the contract.

In general, most of Argon ST's backlog results in sales in subsequent fiscal years, as the Company maintains no or very minimal inventory and therefore the lead time on ordering and receiving material and increasing staff to execute programs has a lag time of several months from the receipt of order.

Backlog at the end of fiscal year 2004 was approximately $228,819,000 representing a 45.7% increase over the backlog of approximately $157,070,000 at the end of fiscal year 2003. The backlog amount at the end of fiscal year 2004 includes backlog of the acquired Sensytech business of $30,715,000. Backlog increased during fiscal year 2004 and 2003 primarily due to customers exercising production options on existing contracts, new production contracts, and new program wins. These contracts and exercised options will require two years or more in order to complete the delivery of the required systems.

As of September 30, 2004, approximately 16% of Argon ST's backlog represented work that is planned after September 2006 and through 2009. Additionally, Argon ST has fixed price options on contracts exercisable unilaterally by the government from fiscal year 2006 through fiscal year 2008 representing approximately $150 million in potential revenue. These backlog amounts include the backlog of the acquired Sensytech business.

Cost of Revenues

Cost of revenues consist of direct costs incurred on contracts such as labor, materials, travel, subcontracts and other direct costs and indirect costs associated with overhead expenses such as facilities, fringe benefits and other costs that are not directly related to the execution of a specific contract. Argon ST plans indirect costs on an annual basis and on cost reimbursable contracts receives government approval to bill those costs as a percentage of Argon ST's direct labor, other direct costs and direct materials as the Company executes its contracts. The government approves the planned indirect rates as provisional billing rates near the beginning of each fiscal year. Provisional billing rates have increased slightly at the beginning of each of the last two years as increased government regulation has caused Argon ST to incur additional expenses.

General and Administrative Expenses

Argon ST's general and administrative expenses include administrative salaries, costs related to proposal activities, internally funded research and development, and other administrative costs.

Interest Income, net

Net interest income is derived solely from interest earned on cash reserves maintained in short term bank accounts and are therefore subject to short-term interest rates that have minimal risk. Interest rates were lower in fiscal year 2004 and fiscal year 2003 than in fiscal year 2002, but Argon ST's cash reserves increased due to operating income, partially mitigating the effect of lower interest rates.

Net interest income for fiscal year 2004 was approximately $154,000 as compared to approximately $31,000 for fiscal year 2003, and was $62,000 for fiscal year 2002.

Income Taxes

Provision for income tax for fiscal year 2004 was approximately $6,177,000 as compared to approximately $2,696,000 for the fiscal year 2003. Income tax expense was $2,021,000 for fiscal year 2002. The effective tax rate for fiscal year 2004 was 38.3% compared to 32.1% for fiscal year 2003. The effective tax rate was 36.1% for fiscal year 2002. The fiscal year 2004 effective tax rate was higher than the 2003 effective tax rate because the effect of the research and development tax credit decrease from 4.1% of net income in 2003 to 1.9% of net income in 2004.

Research and Development

Argon ST conducts internally funded research and development into complex signal processing, system and software architectures, and other technologies that are important to continued advancement of its systems and are of interest to its current and prospective customers. In fiscal years 2004, 2003 and 2002, internal research and development expenditures were $1,301,000, $2,187,000 and $3,015,000, representing 1.0%, 2.8% and 4.9% of revenues, respectively. The variance from year to year in internal research and development is caused by the status of the Company's product cycles and the level of complimentary government funded research and development.

Internal research and development is a small portion of Argon ST's overall research and development, as government funded research and development constitutes the majority of the company's activities in this area. Most of Argon ST's cost type contracts are research and development contracts, and historically less than 33% of Argon ST's fixed price contract work has been of a research and development nature.

Critical Accounting Practices and Estimates

General

Argon ST's discussion and analysis of its financial condition and results of operations are based upon its financial statements. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Argon ST believes that the estimates, assumptions, and judgments involved in the accounting practices described below have the greatest potential impact on Argon ST's financial statements and, therefore, consider these to be critical accounting practices.

Revenue and Cost Recognition

The majority of Argon ST's contracts, which are with the U.S. government, are accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, *Accounting for*

Performance of Construction-Type and Production-Type Contracts. These contracts are transacted using written contractual arrangements, most of which require Argon ST to design, develop, manufacture and/or modify complex products and systems, and perform related services according to specifications provided by the customer. Argon ST accounts for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. In the case of contracts with materials requirements, revenue is recognized as those materials are applied to the production process in satisfaction of the contracts' end objectives. Argon ST accounts for cost reimbursable contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying the negotiated fee rate to actual costs on an individual contract basis. Management reviews contract performance, costs incurred, and estimated completion costs regularly and adjusts revenues and profits on contracts in the period in which changes become determinable

Anticipated losses on contracts are also recorded in the period in which they become determinable. Unexpected increases in the cost to develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by Argon ST on fixed-price contracts, and could have a material adverse effect on results of operations and financial condition. Unexpected cost increases in cost reimbursable contracts may be borne by Argon ST for purposes of maintaining customer relationships. If the customer agrees to fund cost increases on cost type contracts, the additional work does not have any profit and therefore dilutes margin.

Sensytech historically has recorded the AN/SLQ-25A Surface Ship Torpedo Defense System (SSTD) contract at zero margin. Revenue from this contract amounted to approximately 22% of Sensytech's revenues in both 2004 and 2003, and 19% in 2002. This contract was acquired as part of Sensytech's acquisition of certain assets of FEL Corporation and was performing at a potential loss at the date of acquisition. Based on the historical experience of awarded change orders on the SSTD contract and Sensytech's ongoing discussions with the customer, Sensytech deemed future change orders probable to enable the contract to break even (i.e., eliminating any potential loss on the contract). Sensytech has favorably performed under the contract since the date of acquisition and management has worked with the customer to reduce any potential loss through change orders approved to date. As of September 30, 2004 there have been 21 change orders awarded for a total value of $35,891,000. While management currently estimates that the contract will be profitable, the profitability is dependent upon future change orders, expected by management, but that have not yet been finalized. Based upon the current funding of the contract, should no additional funding be received, a loss of $1,800,000 would be recognized. However, after considering the effect of anticipated change orders, the Company projects the contract to complete at a modest profit. Change orders are under continuous negotiation with the customer. When these change orders are received, Argon ST will reassess the contract based on current estimates, and such reassessments are currently expected to result in increases to the margins recorded on the contract. Such increases would impact operations in the period such change orders are finalized as well as future periods. If such change orders are not finalized under currently expected terms, or if Argon ST does not perform as expected under the contract, contract losses may be required to be accrued. Management expects that the change orders to be received in the first half of fiscal year 2005 will be sufficient to enable the contract to realize a marginal profit beginning in the third quarter of fiscal year 2005 and continuing through the completion date of the contract in fiscal year 2008. Until such time, Argon ST will continue to recognize zero margin on the contract.

Goodwill

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", companies no longer amortize goodwill, but instead test for impairment at least annually using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company will test for impairment annually in the fourth quarter beginning in fiscal year 2005.

Award Fee Recognition

Argon ST's practice for recognizing interim fee on its cost-plus-award-fee contracts is based on management's assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management's assessments are based on numerous factors including: contract terms, nature of the work performed, Argon ST's relationship and history with the customer, Argon ST's history with similar types of projects, and Argon ST's current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned. Actual fees awarded are typically within management's estimates. However, changes could arise within an award fee period causing management to either lower or raise the award fee estimate in the period in which it occurs.

Accounts Receivable

Argon ST is required to estimate the collectibility of its accounts receivables. Judgment is required in assessing the realization of such receivables, and the related reserve requirements are based on the best facts available to Argon ST. Since most of Argon ST's revenue is generated under U.S. Federal Government contracts, its current accounts receivable reserve is not significant.

Historical Operating Results

Fiscal Year ended September 30, 2004 compared to fiscal year ended September 30, 2003

Revenues:

Revenues increased approximately $49,835,000 to approximately $129,184,000 for the fiscal year 2004 compared with approximately $79,349,000 for fiscal year 2003. This represents a 63% increase for the fiscal year 2004 compared to the fiscal year 2003, and was caused by increased contract award activities. This increased order activity led to a significant increase in contract work during 2004 and was supplemented by the start of a full rate production contract. The increase in revenue was comprised of an increase in fixed price contract revenue of $55,204,000, offset in part by a decrease in cost type contract revenue of $5,369,000. This change in contract revenue mix is the result of the transition of systems to production following completion of development cycles.

Fiscal year 2004 year-end backlog increased approximately 46% compared with fiscal year 2003 year-end backlog. The increase in backlog in 2004 was primarily the result of an increase in new orders from the U.S. government for production of ship and submarine systems under fixed price contracts, and backlog of approximately $30,715,000 acquired in the merger with Sensytech.

New orders increased 21% for the fiscal year 2004 compared to fiscal year 2003. This increase is a result of full rate production orders for ship systems. Argon ST expects new order growth in early fiscal year 2005 to continue to be strong based on outstanding current proposals expected to be awarded in that period that Argon ST believes it has a reasonable chance of winning.

Cost of Revenues:

Cost of revenues increased $42,036,000 or 64% to $107,307,000 for fiscal year 2004 from $65,271,000 for fiscal year 2003. This increase was primarily comprised of an increase in direct labor of $3,712,000 and an increase in materials of $32,578,000 to support the increase in production activities for system delivery. The increase in materials costs is a direct result of work being performed on production contracts during 2004. The increase in cost of revenue reflected an increase of fixed price contract costs of $46,690,000, offset in part by a decrease in cost type contract costs of $5,246,000. The change in contract cost mix is the result of the increase in system production work during 2004. Cost of revenues as a percentage of revenues was 83% and 82% for the fiscal years ended September 30, 2004, and 2003, respectively.

General and Administrative Expenses:

General and administrative expenses increased $61,000, or 1% to $5,905,000 for the fiscal year 2004 from $5,844,000 for fiscal year 2003. The substantially flat level of general and administrative expenses reflects a reduction in internally funded research and development expenses of $886,000 from $2,187,000 in 2003 to $1,301,000 in 2004 as personnel resources were diverted to contract efforts, partially offset by an increase in other general and administrative labor costs associated with the increase in business volume.

Interest Income and Interest Expense:

Interest income increased $132,000 to $167,000 for the fiscal year 2004 from $35,000 for the fiscal year 2003. This increase was a result of a larger average cash balance, which allowed for investment in higher yield short-term investments resulting in higher average interest rates during the fiscal year 2004 compared to the fiscal year 2003. Interest expense was not significant in fiscal years 2004 and 2003.

Income Tax Expense:

Provision for income tax increased $3,481,000 or 129% to $6,177,000 for fiscal year 2004 from $2,696,000 for fiscal year 2003. The fiscal year 2004 effective tax rate was 38.3% compared to 32.6% in 2003. This increase was primarily due to the reduced impact that the research and development tax credit had on the 2004 effective tax rate compared to the 2003 effective tax rate.

Net Income:

As a result of the above, net income increased $4,380,000 or 79% to $9,949,000 for fiscal year 2004 from $5,569,000 for fiscal year 2003.

Fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002

Revenues:

Revenues increased $17,590,000 to approximately $79,349,000 for the fiscal year ended September 30, 2003 compared with approximately $61,759,000 for the fiscal year ended September 30, 2002. This represents a 28% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002, and was caused primarily by increased backlog at the end of fiscal year 2002 and initial work on a production contract. Backlog at the end of the fiscal year 2002 increased approximately $20,400,000 over the backlog of year ending September 30, 2001. Approximately $12,000,000 of the increased revenue was the result of the development of a U.S. submarine system and the initial production revenue from a ship system. Over $4,000,000 of increased revenue was a result of design work for a U.S. Army airborne reconnaissance system.

In accordance with Argon Engineering's revenue recognition practices on the percentage-of-completion basis, receipt of the materials and the application of those materials to production represented achievement against the contract's end objectives. Argon Engineering was awarded the contract in the second quarter of fiscal year 2003, and began receiving materials for system production in the third and fourth quarters of fiscal year 2003.

Cost of Revenues:

Cost of revenue increased $14,237,000 to approximately $65,271,000 for the fiscal year ended September 30, 2003 compared with approximately $51,034,000 for the fiscal year ended September 30, 2002. This represents a 28% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. The increase was primarily a result of an increase in direct labor of $2,580,000, an increase in direct material of $8,544,000, and an increase in subcontracted work of $918,000. The increase in direct labor also increased overhead expenses associated with the direct labor. The increased labor and material costs were a result of increased backlog and new orders in fiscal year ending September 30, 2003. Cost of revenues as a percentage of revenues was 82% for the fiscal years ended September 30, 2003 and 2002, respectively.

General and Administrative Expenses:

General and administrative expenses increased $663,000 to approximately $5,844,000 for the fiscal year ended September 30, 2003 compared to approximately $5,181,000 for the fiscal year ended September 30, 2002. This represents a 13% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. This increase was primarily attributable to significant increases in bid and proposal costs associated with the pursuit of major new business opportunities.

Interest Income and Income Expense:

Interest income decreased $43,000 for the fiscal year ended September 30, 2003 to $35,000, from interest income of $78,000 for the fiscal year ended September 30, 2002. The decrease was primarily the result of significantly lower interest rates during the period. Interest expense was not significant in the fiscal years ending September 30, 2003 and 2002.

Income Tax Expense:

Income tax expense increased $675,000 to approximately $2,696,000 for the fiscal year ended September 30, 2003 compared to approximately $2,021,000 for the fiscal year ended September 30, 2002. The effective rate decreased to 32.6% in 2003 from 36.1% in 2002. This decrease was primarily due to the increased research and development tax credit and its impact on the 2003 effective tax rate compared to the 2002 effective tax rate.

Net Income:

As a result of the above, net income increased $1,984,000 or 55%, to $5,569,000 for fiscal year 2003 from $3,585,000 for fiscal year 2002.

Pro forma Financial Results of Operations

The following unaudited condensed combined pro forma results of operations reflect the pro forma combination of the Argon Engineering and the acquired Sensytech business as if the combination had occurred at the beginning of the periods presented, compared with the historical results of operations for Argon Engineering for the same periods.

These unaudited pro forma condensed combined pro forma results of operations were prepared based on the historical financial statements of Argon Engineering under the assumptions set forth in the footnotes accompanying the financial statements. Argon Engineering believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the merger transaction. The unaudited pro forma condensed combined results of operations do not purport to represent what Argon ST's results of operations would have been if such transaction had occurred at the beginning of the periods presented, and are not necessarily indicative of Argon ST's future results. These unaudited pro forma condensed combined results of operations should be read in conjunction with the historical consolidated financial statements of Argon ST and notes thereto included in this Form 10-K.

	Twelve Months Ended September 30,					
	2004		2003		2002	
	Historical	Pro forma	Historical	Pro forma	Historical	Pro forma
Revenue	$129,184,000	$189,792,000	$79,349,000	$132,532,000	$61,759,000	$94,049,000
Income from operations	15,972,000	23,132,000	8,234,000	13,874,000	5,544,000	8,144,000
Net income	9,949,000	14,386,000	5,569,000	8,979,000	3,585,000	5,132,000
Basic earnings per share	$0.81	$0.76	$0.47	$0.50	$0.32	$0.34
Diluted earnings per share	$0.74	$0.71	$0.44	$0.48	$0.29	$0.31
Basic wt average shares	12,308,000	18,914,000	11,770,000	17,874,000	11,166,000	15,220,000
Diluted wt average shares	13,367,000	20,156,000	12,620,000	18,882,000	12,558,000	16,738,000

Revenues attributable to Sensytech were $60,608,000, $53,183,000, and $32,290,000 for fiscal year's 2004, 2003, and 2002, respectively. Income from operations attributable to Sensytech was $6,033,000, $6,693,000 and $3,653,000 for fiscal year's 2004, 2003, and 2002, respectively. Net income attributable to Sensytech was $3,749,000, $4,052,000, and $2,189,000 for fiscal year's 2004, 2003, and 2002, respectively. Depreciation and amortization on the write up of tangible and intangible assets, in accordance with SFAS 141, was $82,000 and $971,000 respectively for fiscal years 2004, 2003 and 2002 and the after tax effect was $50,000 and $592,000 respectively. The one time merger costs and expenses, incurred by Sensytech, of approximately $2,180,000 before tax and $1,330,000 after tax were added back to the pro forma results for 2004.

Analysis of Liquidity and Capital Resources

Argon ST's primary source of liquidity is cash provided by operations. On September 30, 2004, Argon ST had cash of $29,732,000 compared to cash of $4,100,000 on September 30, 2003. This increase in cash of $25,632,000 was the result of net income earned during fiscal year 2004 of $9,949,000 and an increase in deferred revenue of $23,969,000, offset by a $7,851,000 dividend paid to Argon Engineering stockholders in September 2004 and a slowdown in receivables payment from the U.S. government due to problems at government pay centers.

Historically, Argon Engineering has been able to grow rapidly while maintaining a positive cash position and no debt. Over the last six years, Argon Engineering has maintained a revolving line of credit with James Monroe Bank that has increased several times and is now $5,000,000 with interest at prime plus one-half percent. The James Monroe line will be allowed to lapse at the end of December 2004. Argon Engineering also has a letter of credit of $976,000 securing its obligations under its office lease agreement. Currently Argon Engineering has no balance outstanding on the line of credit and in the last six years the line of credit has been used only twice for brief periods as a result of government payments into incorrect accounts.

Argon ST, formerly Sensytech, has a $15,000,000 line of credit with Bank of America. The line of credit is for two years and is set to expire on February 28, 2006. The total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. Total letters of credit at September 30, 2004 were $1,083,000. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. At September 30, 2004, there were no borrowings under the line of credit. The borrowing base at September 30, 2004 was $10,412,000. Based on current backlog, planned contract revenue, and planned capital expenditures, Argon ST does not anticipate the need for any cash other than cash generated from operations during the next twelve months. This planning does not assume any acquisitions that would require cash.

The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by Argon ST's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by all personal property of Argon ST. The agreement also contains various covenants as to dividends restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter of one percent per annum are required.

Net cash provided by operating activities was $29,088,000 in fiscal year 2004 compared to net cash provided by operating activities of $2,881,000 in fiscal year 2003 and $2,905,000 in fiscal year 2002. The increase in net cash from operating activities for fiscal year 2004 compared to fiscal year 2003 was primarily caused by an increase in deferred revenues of $25,172,000 and an increase in accounts payable and accrued salaries of $1,893,000 and change in income tax payable and receivable of $8,861,000, offset by an increase in billed and unbilled receivables of $8,954,000 due to an increase in contract work. The increase in deferred revenue resulted from event-based payments received on firm fixed-price contracts that Argon Engineering accounts for as deferred revenue and subsequently recognizes as revenue over time as costs are incurred and revenue recognition criteria are met. Argon Engineering received significant event-based payments during fiscal year 2004 in connection with placement of materials orders on three separate firm fixed price production contracts.

Net cash provided by investing activities was $4,521,000 in fiscal year 2004, compared to cash used of $1,371,000 in fiscal year 2003, and $1,788,000 in the fiscal year ending 2002. Cash of $6,952,000 was acquired in the merger with Sensytech, offset by $2,460,000 used in acquiring test equipment, computer resources, software, and other infrastructure to support the general operations of Argon Engineering. It is expected that these costs will continue as Argon ST replaces older equipment and will increase in approximately the same proportion as Argon ST's employee base increases.

Net cash used in financing activities was $7,977,000 in fiscal year 2004 as compared to $2,641,000 in fiscal year 2003, and $101,000 in fiscal years 2002. The large increase in fiscal year cash used in financing activities is primarily the result of cash dividends of $7,851,000 and $2,462,000 paid to Argon Engineering stockholders during the last quarter of fiscal years 2004 and 2003, respectively. In each case, the dividend was paid because management and the board determined that the cash was not required to fund the growth of Argon Engineering and was therefore returned to the stockholders. Although Argon Engineering received approximately $427,000 from the exercise of employee stock options since the beginning of fiscal year 2002, it has retired more than $354,000 of common stock during that same period, resulting in a cash provided of $73,000 in stock transactions. Argon Engineering paid $34,000, $138,000 and $137,000 annually in fiscal years 2004, 2003, and 2002 respectively, as principal on a note to LGA, Inc. as part of an agreement made in late 1998 to divest LGA. Argon Engineering had acquired LGA in September 1998. This note was paid in full as of September 30, 2004.

Contractual Obligations and Commitments

Contractual Cash Obligations:

	Total	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Thereafter
Operating leases	$30,907,000	$5,609,000	$5,371,000	$5,329,000	$5,328,000	$3,229,000	$6,041,000
Note Payable	282,000	226,000	56,000	—	—	—	—
Line of credit	—	—	—	—	—	—	—
Total	$31,189,000	$5,835,000	$5,427,000	$5,329,000	$5,328,000	$3,229,000	$6,041,000

Other Commercial Commitments:

	Total	Less Than 1 Year	1-3 Years
Letters of credit	$2,059,000	$1,482,000	$577,000

Argon ST has no long-term debt obligations, capital lease obligations, other operating lease obligations, contractual purchase obligations, or other long-term liabilities other than those shown above. Argon ST also has no off-balance sheet arrangements of any kind.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The Interpretation requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. This pronouncement requires the consolidation of variable interest entities created after January 31, 2003. Consolidation provisions apply for periods ending after March 15, 2004 for variable interest entities, other than special purpose entities, created prior to February 1, 2003. Argon ST does not have any variable interest entities, including special purpose entities, that must be consolidated and therefore the adoption of the provision of FASB issued Interpretation No. 46 will not have an impact on Argon ST's financial position or results of operations.

Market Risks

In addition to the risks inherent in its operations, Argon ST is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding its exposure to credit, interest rates and foreign exchange rates.

Cash and Cash Equivalents:

All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. Argon ST maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. It believes that any credit risk related to these cash and cash equivalents is minimal.

Interest Rates:

Argon ST's line of credit financing provides available borrowing to it at a variable interest rate tied to the prime interest rate. There were no outstanding borrowings under this line of credit at September 30, 2004. Accordingly, Argon ST does not believe that any movement in interest rates would have a material impact on future earnings or cash flows

Foreign Currency:

Argon ST has contracts to provide services to U.S. approved foreign countries. Argon ST's foreign sales contracts require payment in U.S. dollars, and therefore the Company is not affected by foreign currency fluctuations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information called for by this item is provided under Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Argon ST, Inc.

We have audited the accompanying consolidated balance sheets of ARGON ST, Inc. and Subsidiaries (the Company), as of September 30, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Vienna, Virginia

December 3, 2004

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2004	September 30, 2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 29,732,000	$ 4,100,000
Accounts receivable, net	59,716,000	15,851,000
Inventory	1,574,000	-
Income taxes receivable	-	704,000
Deferred income tax asset	4,822,000	-
Prepaids and other	1,288,000	512,000
TOTAL CURRENT ASSETS	97,132,000	21,167,000
Property, equipment and software, net	13,949,000	2,460,000
Goodwill	107,776,000	-
Intangibles, net	2,190,000	-
Other assets	694,000	109,000
TOTAL ASSETS	$ 221,741,000	$ 23,736,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 12,727,000	$ 3,645,000
Accrued salaries and related expenses	10,606,000	4,856,000
Deferred revenue	28,336,000	3,739,000
Notes payable - current portion	226,000	34,000
Income taxes payable	5,810,000	-
Deferred rent	200,000	35,000
Deferred income tax liability, current	-	243,000
TOTAL CURRENT LIABILITIES	57,905,000	12,552,000
Deferred income tax liability, long term	1,901,000	174,000
Notes payable, net of current portion	56,000	-
Deferred rent	954,000	-
Commitments and contingencies	-	-
STOCKHOLDERS' EQUITY		
Common stock:		
$.01 Par Value, 25,000,000 shares authorized, 19,468,734 and 12,305,962 shares issued and outstanding at September 30, 2004 and 2003	195,000	123,000
Additional paid in capital	149,043,000	91,000
Treasury stock at cost, 126,245 shares	(534,000)	-
Retained earnings	12,221,000	10,796,000
TOTAL STOCKHOLDERS' EQUITY	$ 160,925,000	$ 11,010,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 221,741,000	$ 23,736,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	For the Year Ended September 30,		
	2004	2003	2002
CONTRACT REVENUES	$129,184,000	$79,349,000	$61,759,000
COST OF REVENUES	107,307,000	65,271,000	51,034,000
GROSS MARGIN	21,877,000	14,078,000	10,725,000
GENERAL AND ADMINISTRATIVE EXPENSES	5,905,000	5,844,000	5,181,000
INCOME FROM OPERATIONS	15,972,000	8,234,000	5,544,000
OTHER INCOME (EXPENSE)			
Interest income	167,000	35,000	78,000
Interest expense	(13,000)	(4,000)	(16,000)
	154,000	31,000	62,000
INCOME BEFORE INCOME TAXES	16,126,000	8,265,000	5,606,000
PROVISION FOR INCOME TAXES	6,177,000	2,696,000	2,021,000
NET INCOME	$9,949,000	$5,569,000	$3,585,000
EARNINGS PER SHARE (BASIC)	$0.81	$0.47	$0.32
EARNINGS PER SHARE (DILUTED)	$0.74	$0.44	$0.29
WEIGHTED-AVERAGE SHARES OUTSTANDING			
Basic	12,308,412	11,769,788	11,165,622
Diluted	13,366,916	12,620,308	12,557,550

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					
	Number of Shares	Par Value	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2001	10,958,748	$ 110,000	$ -	$ -	$ 4,212,000	$ 4,322,000
Shares issued upon exercise of stock options	707,742	7,000	31,000	-		38,000
Retirement of shares	(1,920)	-	-	-	(1,000)	(1,000)
Net income	-	-	-	-	3,585,000	3,585,000
Balance, September 30, 2002	11,664,570	117,000	31,000	-	7,796,000	7,944,000
Shares issued upon exercise of stock options	666,792	7,000	71,000	-	-	78,000
Retirement of shares	(25,400)	(1,000)	(11,000)	-	(107,000)	(119,000)
Dividend declared	-	-	-	-	(2,462,000)	(2,462,000)
Net income	-	-	-		5,569,000	5,569,000
Balance, September 30, 2003	12,305,962	123,000	91,000	-	10,796,000	11,010,000
Shares issued upon exercise of stock options	514,356	6,000	306,000	-	-	312,000
Retirement of shares	(120,320)	(1,000)	(11,000)	-	(673,000)	(685,000)
Dividend	-	-	-	-	(7,851,000)	(7,851,000)
Issuance of shares in connection with merger	6,768,736	67,000	148,657,000	(534,000)	-	148,190,000
Net income	-	-	-	-	9,949,000	9,949,000
Balance, September 30, 2004	19,468,734	$ 195,000	$ 149,043,000	$ (534,000)	$ 12,221,000	$ 160,925,000

The accompanying notes are an integral part of these consolidated financial statements.

ARGON ST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2004	2003	2002
Cash flows from operating activities			
Net income	$ 9,949,000	$ 5,569,000	$ 3,585,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,317,000	1,065,000	829,000
Deferred income tax (benefit) provision	(4,700,000)	1,478,000	(504,000)
Change in:			
Billed accounts receivable	(13,334,000)	(795,000)	(986,000)
Unbilled accounts receivable	(627,000)	(4,212,000)	(870,000)
Inventory	20,000	-	-
Income taxes receivable	705,000	(705,000)	-
Prepaids and other	(248,000)	180,000	(592,000)
Accounts payable and accrued expenses	2,378,000	1,343,000	(2,185,000)
Accrued salaries and related expenses	1,732,000	874,000	1,756,000
Deferred revenue	23,969,000	(1,203,000)	1,974,000
Income taxes payable	6,808,000	(643,000)	(207,000)
Deferred rent	1,119,000	(70,000)	105,000
Net cash provided by (used in) operating activities	29,088,000	2,881,000	2,905,000
Cashflows from investing activities			
Net cash acquired in merger	6,952,000	-	-
Acquisitions of property, equipment and software	(2,460,000)	(1,344,000)	(1,779,000)
Deposits	29,000	(27,000)	(9,000)
Net cash provided by (used in) investing activities	4,521,000	(1,371,000)	(1,788,000)
Cash flows from financing activities			
Payment on note payable	(204,000)	(138,000)	(137,000)
Retirement of common stock	(234,000)	(118,000)	(2,000)
Proceeeds from exercise of stock options	312,000	77,000	38,000
Dividends paid	(7,851,000)	(2,462,000)	-
Net cash provided by (used in) financing activities	(7,977,000)	(2,641,000)	(101,000)
Net increase (decrease) in cash and cash equivalents	25,632,000	(1,131,000)	1,016,000
Cash and cash equivalents, beginning of year	4,100,000	5,231,000	4,215,000
Cash and cash equivalents, end of year	$ 29,732,000	$ 4,100,000	$ 5,231,000
Supplemental disclosure			
Income taxes paid	$ (3,275,000)	$(1,813,000)	$(2,732,000)
Interest expense paid	$ (13,000)	$ (7,000)	$ (15,000)
Note payable issued for stock redemption	$ 451,000	$ -	$ -

Note 1 — Summary of Significant Accounting Policies

Nature of Business

Argon ST ("the Company") provides advanced software intensive systems that are used in intelligence collection, surveillance, reconnaissance activities, threat warning and monitoring, simulation, and force protection and communication. The systems are primarily for the United States government and select international customers. The systems run on commercial off-the-shelf (COTS) hardware or special purchase hardware designed and manufactured to our specification or the specifications of our customers. Recently, Argon ST has begun to use the technology developed for these systems in other applications, such as software radios, high accuracy targeting, counter-terrorism, and wideband transmission.

Principles of Consolidation

The consolidated financial statements include the accounts of Argon ST, Inc. and its wholly owned subsidiaries, Argon Engineering Associates, Inc. ("Argon Engineering"), ST Productions Systems, Inc., Imaging Sensors and Systems, Inc., Sensytech Financial Services, Inc., and Daedalus Enterprises Export Corporation. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

As further described in Note 2, on September 29, 2004, Argon Engineering merged with a wholly owned subsidiary of Sensytech, Inc. ("Sensytech"). As a result of this merger, each outstanding share of Argon Engineering stock was converted into two shares of Sensytech common stock. Immediately following the merger, the combined company was renamed Argon ST, Inc.

While Sensytech was the legal acquirer, the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. This determination was based on factors including relative stock ownership and voting rights, board control, and senior management composition. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financial statements of Argon Engineering. Earnings per share have been adjusted to reflect the two for one exchange ratio. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition.

Stockholders' equity has been restated to give retroactive recognition to the exchange ratio for all periods presented by reclassifying additional paid in capital and retained earnings to reflect the additional shares. Argon Engineering's class A and class B shares have been combined to report a single class of common stock for all periods presented.

The names Argon ST, Sensytech, and Argon Engineering are used throughout these footnotes. Argon ST, also the Company, refers to the entity created by the merger of Argon Engineering and Sensytech. Argon Engineering refers to Argon Engineering Associates, Inc. which operated as a stand alone private company until the September 29, 2004, merger with Sensytech. Sensytech refers to Sensytech Inc., which combined with its wholly owned subsidiaries made up the publicly held entity Sensytech until the September 29, 2004, merger with Argon Engineering.

Revenue and Cost Recognition

Contract revenue is accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, *Accounting for Performance of Construction-Type and Production-Type Contracts*. These contracts are transacted using written contractual arrangements, most of which require Argon ST to design, develop, manufacture and/or modify complex products, and perform related services according to specifications provided by the customer. Argon ST accounts for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. Unexpected increases in the cost to develop or manufacture a product under a fixed-price contract, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by Argon ST, and could have a material adverse effect on Argon ST's results of operations. Argon ST accounts for cost reimbursable contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying contractually agreed to fee rates to actual costs on an individual contract basis. Revenue under time and material contracts is based on hours incurred multiplied by approved loaded labor rates plus other direct costs incurred and allocated.

The following table represents Argon Engineering's revenue concentration by contract type:

	Years Ended September 30,		
	2004	2003	2002
Firm Fixed-Price Contracts	71%	46%	49%
Cost Reimbursable Contracts	19%	51%	50%
Time and Materials Contracts	10%	3%	1%

Management reviews contract performance, costs incurred, and estimated completion costs regularly, and adjusts revenues and profits on contracts in the period in which changes become determinable. Anticipated losses on contracts are also recorded in the period in which they become determinable.

Argon ST's policy for recognizing interim fee on cost plus award fee contracts is based on management's assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management's assessments are based on numerous factors including: contract terms, nature of the work to be performed, the relationship and history with the customer, the history with similar types of projects, and the current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned.

Revenues recognized in excess of billings are recorded as unbilled accounts receivable. Cash collections in excess of revenues recognized are recorded as deferred revenues until the revenue recognition criteria are met. Reimbursements, including those related to travel, other out of pocket expenses and any third party costs, are included in revenues, and an equivalent amount of reimbursable expenses are included in cost of revenues.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments that are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable

Argon ST reviews its receivables regularly to determine if there are any potential uncollectible accounts. The majority of Argon ST's receivables are from agencies of the U.S. government, where there is no credit risk. There were no material provisions for bad debts recorded during 2004, 2003 or 2002.

Property, Equipment and Software

Property, equipment and software are stated at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. Leasehold improvements are amortized over the respective lease terms, which range from one to six years, using the straight-line method.

Stock-Based Compensation

Argon ST accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and related interpretations using the intrinsic value method. Argon ST complies with the disclosure provisions of Financial Accounting Board Statement No. 123, "Accounting for Stock-based Compensation," ("SFAS No. 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. Had compensation cost for Argon Engineering's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans in 2004, 2003 and 2002 consistent with the method of SFAS No. 123, net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below.

	Years Ended September 30,		
	2004	2003	2002
Net income as reported	$9,949,000	$5,569,000	$3,585,000
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-	-	-
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	172,000	135,000	38,000
Pro forma net income	$9,777,000	$5,434,000	$3,547,000

	Years Ended September 30,		
	2004	2003	2002
Earnings per share:			
Basic – as reported	$0.81	$0.47	$0.32
Basic – pro forma	$0.79	$0.46	$0.32
Earnings per share:			
Diluted – as reported	$0.74	$0.44	$0.29
Diluted – pro forma	$0.73	$0.43	$0.28

Intangibles

Intangible assets consist of the value of customer related intangibles of $1,938,000 and developed technology of $252,000 acquired in the merger between of Argon Engineering and Sensytech (see Note 2). Intangible assets are amortized on a straight line basis over their estimated useful lives. The Company will amortize $971,000 and $719,000 respectively, for fiscal years 2005 and 2006, and the remainder will amortize over fiscal years 2007 through 2010 at $125,000 per year.

Goodwill

Costs in excess of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed in a business combination are recorded as goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", companies no longer amortize goodwill, but instead test for impairment at least annually using a two-step approach. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The

Company will test for impairment beginning in the fourth quarter of fiscal year 2005, or sooner if events or circumstances warrant a test for impairment.

Income Taxes

Deferred tax assets and liabilities have been established for the temporary differences between financial statement and tax bases of assets and liabilities existing at the balance sheet date using expected tax rates. A valuation allowance is recorded to reduce deferred income taxes to that portion that is expected to more likely than not be realized.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Operating Cycle

In accordance with industry practice, the Company classifies as current assets amounts relating to long-term contracts which may have terms extending beyond one year but are expected to be realized during the normal operating cycle of the Company. The liabilities in the accompanying balance sheets which have been classified as current liabilities are those expected to be satisfied by the use of assets classified as current assets, all within the next twelve months.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The Interpretation requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. This pronouncement requires the consolidation of variable interest entities created after January 31, 2003. Consolidation provisions apply for periods ending after March 15, 2004 for variable interest entities, other than special purpose entities, created prior to February 1, 2003. Argon ST does not have any variable interest entities, including special purpose entities, that must be consolidated and therefore the adoption of the provision of FIN 46 will not have an impact on Argon ST's financial position or results of operations.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. The following summary is presented for the years ended September 30:

	2004	2003	2002
Net Income	$ 9,949,000	$ 5,569,000	$ 3,585,000
Weighted Average Shares Outstanding — Basic	12,308,412	11,769,788	11,165,622
Basic Earnings per Share	$ 0.81	$ 0.47	$ 0.32
Effect of Dilutive Securities:			
Net Shares Issuable Upon Exercise of Stock Options	1,058,504	850,520	1,391,928
Weighted Average Shares Outstanding — Diluted	13,366,916	12,620,308	12,557,550
Diluted Earnings per Share	$ 0.74	$ 0.44	$ 0.29

Note 2 — Merger

On September 29, 2004, a wholly owned subsidiary of Sensytech merged with and into Argon Engineering whereby each outstanding share of Argon Engineering common stock was exchanged for two shares of Sensytech common stock. As a result of the merger, the former Argon Engineering stockholders acquired approximately 65.6% of the issued and outstanding shares of Sensytech common stock. In accordance with SFAS 141 "Business Combinations", the merger was accounted for as a reverse acquisition, whereby Argon Engineering was deemed to have acquired Sensytech for financial reporting purposes. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the statements of Argon Engineering except for stockholders' equity which has been retroactively restated for the equivalent number of shares of the legal acquirer. The operations of the former Sensytech businesses have been included in the financial statements from the date of acquisition (1 day). Both companies had their fiscal year ending on September 30.

The average market value of the Sensytech common stock for the period of two business days before and after the announcement of the acquisition is used to determine the purchase price for accounting purposes. The average market value of Sensytech stock used to record the purchase was $20.72 per share and there were 6,642,689 shares issued and outstanding at the acquisition date and 689,300 options with a weighted average fair value of $15.31 per share. As a result, the aggregate value of the stock and options used to record the purchase was approximately $148,190,000. Direct expenses of $1,717,000 consisting of legal, accounting and other fees were also included in the recorded purchase price. Also included in the purchase price was a retention liability of $820,000 resulting from change of control agreements with two Sensytech executive officers and a $2,128,000 deferred tax liability related to the differences between the assigned values and the tax bases of property, equipment and other intangible assets.

The Company has followed the guidance of SFAS No. 141 to record this purchase. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 1, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite life, shall not be amortized for financial accounting purposes. The Company has recognized goodwill in the amount of $107,776,000 (none of which is tax deductible) in connection with this acquisition. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the goodwill will be reviewed periodically to determine if there has been any impairment to its value. The Company will perform an impairment test as of September 30, 2005, unless circumstances or events indicate that an impairment test should be performed sooner.

The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition. The Company has obtained third party valuations of certain tangible and intangible assets acquired from Sensytech.

Current assets	$ 42,315,000
Property, plant and equipment	10,346,000
Other assets	758,000
Other intangibles	2,190,000
Goodwill	107,776,000
Total assets acquired	163,385,000
Current liabilities assumed	(10,530,000)
Total purchase price	$152,855,000

The board of directors of both Argon Engineering and Sensytech unanimously determined that the merger was in the best interests of Argon Engineering and Sensytech stockholders because the combined company will be able to provide more integrated or complete solutions to the customers' needs, thereby allowing the combined company to grow faster than either one would separately.

The following unaudited condensed pro forma results of operations reflect the pro forma combination of Argon Engineering and Sensytech as if the combination had occurred at the beginning of the periods presented, compared with the actual results of operations of Argon Engineering for the same periods.

	Twelve Months Ended September 30,					
	2004		2003		2002	
	Historical	Pro forma	Historical	Pro forma	Historical	Pro forma
Revenue	$129,184,000	$189,792,000	$79,349,000	$132,532,000	$61,759,000	$94,049,000
Income from operations	15,972,000	23,132,000	8,234,000	13,874,000	5,544,000	8,144,000
Net income	9,949,000	14,386,000	5,569,000	8,979,000	3,585,000	5,132,000
Basic earnings per share	$0.81	$0.76	$0.47	$0.50	$0.32	$0.34
Diluted earnings per share	$0.74	$0.71	$0.44	$0.48	$0.29	$0.31
Basic wt average shares	12,308,000	18,914,000	11,770,000	17,874,000	11,166,000	15,220,000
Diluted wt average shares	13,367,000	20,156,000	12,620,000	18,882,000	12,558,000	16,738,000

Revenues attributable to Sensytech were $60,608,000, $53,183,000, and $32,290,000 for fiscal year's 2004, 2003, and 2002 respectively. Income from operations attributable to Sensytech were $6,033,000, $6,693,000 and $3,653,000 for fiscal year's 2004, 2003, and 2002 respectively. Net income attributable to Sensytech was $3,749,000, $4,052,000, and $2,189,000 for fiscal year's 2004, 2003, and 2002 respectively. Depreciation and amortization on the write up of tangible and intangible assets, in accordance with SFAS 141, was $82,000 and $971,000 respectively for fiscal years 2004, 2003 and 2002 and the after tax effect was $50,000 and $592,000 respectively. The one time merger costs and expenses, incurred by Sensytech, of approximately $2,180,000 before tax and $1,330,000 after tax were added back to the pro forma results for 2004.

Note 3 — Customer Concentrations of Credit and Other Business Risks

Customer Concentrations

The following table identifies the source of Argon Engineering's revenues by major market:

	Years Ended September 30,		
	2004	2003	2002
U.S. Navy	77%	68%	75%
Other U.S. Government Agencies	11%	26%	19%
Foreign	12%	6%	6%

Revenues for the U.S. military can also be categorized as direct purchases and subcontracts, where Argon Engineering is a supplier to another contractor. The following table distinguishes Argon Engineering's revenue between these two categories:

	Years Ended September 30,		
	2004	2003	2002
Direct Purchases	87%	69%	71%
Subcontracts	13%	31%	29%

Sensytech historically has recorded the AN/SLQ-25A Surface Torpedo Defense System contract at zero margin. Revenue from this contract amounted to approximately 22% of Sensytech's revenues in both 2004 and 2003, and 19% in 2002. This contract was acquired as part of Sensytech's acquisition of certain assets of FEL Corporation and was performing at a potential loss at the date of acquisition. Sensytech has favorably performed under the contract since the date of acquisition and management has worked with the customer to reduce any potential loss through change orders approved to date. While management currently estimates that the contract will be profitable, the profitability is dependent upon change orders, expected by management, but that have not yet been finalized. Based upon the funding of the contract, should no additional funding be received, a loss of $1,800,000 would be recognized. However, after considering the effect of anticipated change orders, the Company projects the contract to complete at a modest profit. Change orders are under continuous negotiation with the customer. When these change orders are received, Argon ST will reassess the contract based on current estimates, and such reassessments are currently expected to result in increases to the margins recorded on the contract. Such increases would impact operations in the period such change orders are finalized as well as future periods. If such change orders are not finalized under currently expected terms, or if Argon ST does not perform as expected under the contract, contract losses may be required to be accrued. Management expects the change orders to be received in the first half of 2005.

Cash Balances

The Company maintains cash balances at commercial banks in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management believes the risk in these situations to be minimal. Argon ST had cash and cash equivalents held by commercial banks and financial institutions totaling $29,732,000 as of September 30, 2004. The federally insured limit is $100,000.

Note 4 — Accounts Receivable

Accounts receivable consists of the following as of:

	September 30,	
	2004	2003
Billed and Billable	35,856,000	$ 8,810,000
Unbilled Costs and Fees	23,062,000	6,102,000
Retainages	998,000	939,000
Reserves	(200,000)	—
	$59,716,000	$15,851,000

Unbilled costs, fees, and retainages result from recognition of contract revenue in advance of contractual or progress billing terms.

The cost reimbursable and time and material contract payments to Argon ST under government contracts are provisional payments that are subject to adjustment upon audit by the U.S. Defense Contract Audit Agency (DCAA) or other appropriate agencies of the U.S. Government. Historically, such audits have not resulted in any significant disallowed costs. When final determination and approval of the allowable rates have been made, receivables may be adjusted accordingly. In management's opinion, any adjustments will not be material. Incurred cost audits have been completed by DCAA through September 30, 2001.

Reserves are determined based on management's best estimate of potentially uncollectible accounts receivable. Argon ST writes off accounts receivable when such amounts are determined to be uncollectible

Note 5 — Property, Equipment and Software

Property, equipment and software consists of the following as of:

	September 30,	
	2004	2003
Computer, Machinery and Test Equipment	9,859,000	$2,481,000
Leasehold Improvements	3,558,000	1,279,000
Computer Software	1,445,000	719,000
Furniture and Fixtures	904,000	444,000
Construction in process	1,958,000	—
	17,724,000	4,923,000
Less Accumulated Depreciation and Amortization	3,775,000	2,463,000
	$13,949,000	$2,460,000

Depreciation and amortization expense totaled $1,317,000, $1,065,000 and $829,000, for the years ended September 30, 2004, 2003 and 2002, respectively. As of September 30, 2004, there was $1,958,000 of leasehold improvements under construction. When this project is completed those costs will be reclassified to leasehold improvements and amortized over the term of the lease.

Note 6 — Revolving Line of Credit

Argon Engineering has a revolving line of credit in the amount of $5,000,000 with James Monroe Bank. There were no amounts outstanding under the line of credit at September 30, 2004 and 2003. Amounts outstanding under the line bear interest at prime plus one-half percent. The bank also requires quarterly and annual line fees. The line is due for renewal on December 31, 2004; however, the Company expects that this line will be replaced by the line of credit with Bank of America described below. There is a letter of credit in the amount of $976,000 outstanding at September 30, 2004 securing Argon Engineering's obligations under its office lease agreement. Borrowings on the line are collateralized by all assets of Argon Engineering. The financing and security agreement for the line contains covenants including those related to certain financial ratios and minimum net worth requirements. For the year ended September 30, 2003, Argon Engineering did not meet a covenant relating to required ownership by certain key stockholders. The bank waived the requirement through December 31, 2004.

Sensytech entered into a line of credit and related note payable with Bank of America in February 2001. Effective February 2004, the Company renewed its $15,000,000 line of credit, which expires on February 28, 2006. The total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. The borrowing base at September 30, 2004 was $10,412,000. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. At September 30, 2004, there were no borrowings under the line of credit. A stand-by letter of credit is issued to certain foreign customers in lieu of posting a performance bond. Letters of credit are also used to cover certain contract prepayments received from foreign customers. Total letters of credit at September 30, 2004 were $1,083,000.

The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by Argon ST's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by all tangible assets of Argon ST. The agreement also contains various covenants as to dividend restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter of one percent per annum are required.

Note 7 — Stock Option Plans

The Argon Engineering Associates, Inc. Stock Plan (the "Argon Engineering Plan") provides for the for the issuance of incentive and non-statutory stock options and restricted stock to eligible employees of Argon Engineering and its affiliates. As a result of the merger, each outstanding option to purchase Argon Engineering common stock under the Argon Engineering Plan was converted into an option to purchase Argon ST common stock, with the number of shares able to be purchased and the exercise price adjusted in accordance with the merger exchange ratio. No acceleration of vesting of options under the Argon Engineering Plan occurred in connection with the merger. As a result of the merger, the Argon Engineering Plan covers 6,240,000 shares of Company common stock; however, the Argon Engineering Plan has been frozen as of September 29, 2004, and no additional awards will be granted under the Argon Engineering Plan subsequent to that date. The only participants in the Argon Engineering Plan are those employees who received awards prior to September 29, 2004.

The Argon Engineering Plan is administered by a compensation committee of the Argon Engineering board of directors, or, in the absence of such a committee, the full board of directors (the "Administrator"). The Administrator determined the exercise price of each option at the time of grant; provided that the exercise price of incentive stock options must be not less than 100% of the fair market value of the underlying common stock on the grant date, and the exercise price of options granted to a person holding more than 10% of Argon Engineering's common stock must not be less than 110% of such fair market value. The maximum term of the options under the Argon Engineering Plan is ten years; provided that the maximum term for options granted to greater than 10% holders is five years. Individual option agreements specify vesting terms and/or the dates upon which the option will be exercisable. Payment upon exercise of options may be made either in cash or by the surrender of shares of Company common stock.

If a grantee's employment terminates for any reason other than death, disability or retirement, the grantee may not exercise the option following the date of termination. Upon a termination due to death or permanent disability, unless otherwise provided in the award agreement, the option will become 100% vested and exercisable within six months of termination. Upon a grantee's retirement, unless otherwise provided in the award agreement, the option will become 100% vested and may be exercised immediately prior and on the date of retirement, but no later. Options granted under the Argon Engineering Plan are not transferable, other than by will or the laws of descent and distribution.

The Sensytech 2002 Stock Incentive Plan (the "Sensytech Plan"), approved by the shareholders on May 30, 2002, provides for the granting of incentive stock options, restricted stock, and or performance awards to key employees and outside members of the board of directors. The Sensytech Plan is administered by the Compensation Committee of its board of directors. Options granted under the plan are awarded at the closing price of the stock as reported on the NASDQ national market on the grant date. The maximum term of the option is ten years. Options may vest over a period of one to five years. If a grantee's employment terminates for any reason other than death, disability or retirement, the grantee may exercise the option within 90 days of the date of termination. Upon a termination due to death or permanent disability, unless otherwise provided in the award agreement, the option will become 100% vested and exercisable within twelve months of termination. Upon a grantee's retirement, unless otherwise provided in the award agreement, the option will become 100% vested and may be exercised within 90 days of the date of retirement. The Sensytech Plan also provides for full vesting of all options upon certain events including a change in control. Options granted under the Sensytech Plan are not transferable, other than by will or the laws of descent and distribution.

The following table summarizes Argon Engineering's activity, which has been restated to give retroactive recognition to the merger exchange ratio, for all of its stock option awards granted under the plan, including those assumed through the merger with Sensytech:

	Number of Options	Range of Exercise Prices	Weighted-Average Exercise Price
Balance, September 30, 2001	2,454,532	$ 0.04 – $ 0.91	$ 0.22
Granted	—	$ — – $ —	$ —
Exercised	(709,236)	$ 0.04 – $ 0.91	$ 0.06
Canceled	(12,480)	$ 0.10 – $ 0.91	$ 0.41
Balance, September 30, 2002	1,732,816	$ 0.04 – $ 0.91	$ 0.29
Granted	471,500	$ 4.11 – $ 4.11	$ 4.11
Exercised	(666,782)	$ 0.04 – $ 0.91	$ 0.12
Canceled	(47,400)	$ 0.10 – $ 4.11	$ 1.52
Balance, September 30, 2003	1,490,134	$ 0.04 – $ 4.11	$ 1.53
Granted	790,400	$ 5.69 – $28.10	$13.85
Exercised	(514,356)	$ 0.04 – $ 4.13	$ 0.58
Canceled	(36,881)	$ 0.10 – $ 5.69	$ 3.46
Assumed in merger	689,300	$ 2.25 – $17.63	$10.47
Balance, September 30, 2004	2,418,597	$ 0.04 – $28.10	$ 8.27

Options to purchase 923,608, 442,914 and 337,082, shares of Argon ST's common stock were exercisable as of September 30, 2004, 2003 and 2002 respectively, at weighted-average per share exercise prices of $8.12, $.34 and $.29, respectively.

The following table summarizes additional information about all Argon ST stock options outstanding as of September 30, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.04 – $ 0.90	537,017	6.34	$ 0.49	188,980	$ 0.51
$ 2.25 – $ 4.63	624,880	7.21	$ 3.96	253,728	$ 3.74
$ 5.00 – $ 6.88	403,200	8.99	$ 5.71	15,400	$ 6.26
$ 7.51 – $14.22	253,000	8.21	$10.31	253,000	$10.31
$17.63 – $28.10	600,500	9.19	$20.57	212,500	$17.63
Total	2,418,597	7.91	$ 8.28	923,608	$ 8.12

The fair value of each option grant was established on the date of grant using the minimum value method, with the following assumptions used for grants in the years ended September 30, 2004, 2003, and 2002 respectively: no dividends yield; risk-free interest rates of approximately 3.41 percent and 2.95 percent; and expected lives of 5 years. Argon Engineering assumed no dividend yield due to a lack of history of paying dividends in the normal course of business and has no intention to declare dividends in the future. Under the Sensytech Plan, the fair value of the options granted in 2004, used the following assumptions: no dividends yield; risk-free rate of 4.14% and expected volatility of 49.7%. All unvested options under the Sensytech Plan fully vested as of the effective date of the merger, September 29, 2004.

The weighted average fair values per share for stock option grants, awarded in fiscal years 2004 and 2003, were $3.73 and $1.12, respectively. No grants were awarded in fiscal year 2002.

Note 8 — Retirement Plans

Argon Engineering has a 401(k) profit sharing plan and a money purchase pension plan covering employees who have worked at least 1,000 hours and meet certain other eligibility requirements. Under the plan, the employer can voluntarily match employee 401(k) salary deferrals up to a maximum of six percent of eligible compensation, as well as make a discretionary profit sharing contribution. Profit sharing contributions to the 401(k) plan are determined annually by the employer. The 401(k) plan match, discretionary profit sharing, and money purchase pension plan contributions were $2,965,000, $2,419,000 and $2,048,000 for the years ended September 30, 2004, 2003, and 2002, respectively. Sensytech also maintains a 401(k) plan, which will merge into the Argon plan effective January 1, 2005 and will be renamed the Argon ST Employee 401(k) Plan.

Note 9 — Income Taxes

The provisions for income taxes consist of the following:

	Years Ended September 30,	
	2004	2003
Current		
Federal	$ 9,119,000	$951,000
State	1,758,000	267,000
Total Current	10,877,000	1,218,000
Deferred		
Federal	(3,975,000)	1,256,000
State	(725,000)	222,000
Total Deferred	(4,700,000)	1,478,000
Income Tax Expense	$ 6,177,000	$2,696,000

The components of Argon ST's net deferred tax asset (liability) are as follows:

	As of September 30,	
	2004	2003
Total Deferred Tax Assets	$ 8,432,000	$ 1,745,000
Total Deferred Tax Liabilities	(5,511,000)	(2,162,000)
Valuation Allowance	—	—
Net Deferred Tax Asset (Liability)	$ 2,921,000	$ (417,000)

The tax effect of temporary differences that give rise to the net deferred tax asset (liability) is as follows:

	As of September 30,	
	2004	2003
Unbilled Receivables	$ (2,983,000)	$ (2,018,000)
Deferred Revenues	6,706,000	1,419,000
Property, Equipment and Software	(1,791,000)	(144,000)
Accrued Vacation	706,000	313,000
Deferred Rent	449,000	13,000
Net Operating Losses & Tax Credits	207,000	—
Warranty	127,000	—
Intangibles	(737,000)	—
Uncollectible Accounts	76,000	—
Stock-Based Compensation	86,000	—
Other, net	75,000	—
Net Deferred Tax Asset (Liability)	$2,921,000	$ (417,000)

Based on its historical profitability, Argon ST has determined that there is not a need for a valuation allowance with respect to the utilization of net operating loss carry forward (NOLs) or other deferred tax assets. The NOLs expire principally in 2011, 2012, and 2013. At September 30, 2004 NOLs amounted to $648,000. The NOLs were acquired in Sensytech's acquisition of Daedalus Enterprises, Inc. in 1998 and are subject to limitations as to their utilization under the Internal Revenue Code.

A reconciliation between Argon ST's statutory tax rate and the effective tax rate is as follows:

	Years Ended September 30,		
	2004	**2003**	**2002**
Statutory Federal Rate	35.0%	34.0%	34.0%
State Income Taxes, Net of Federal Benefit	3.9%	4.0%	4.0%
Research and Development Tax Credit	(1.9)%	(4.1)%	(2.3)%
Other	1.3%	(1.3)%	0.4%
	38.3%	32.6%	36.1%

Note 10 — Operating Leases

Argon ST leases office facilities and equipment under operating lease agreements. Rental payments on certain of the leases are subject to increases based on a three percent escalation factor and increases in the lessor's operating expenses. Rent expense amounted to $3,302,000, $2,262,000 and $1,713,000 for the years ended September 30, 2004, 2003 and 2002, respectively. Rent expense includes deferred rent relating to escalation clauses. The 2002 rent expense is reported net of sublease income of $590,000.

Following is a schedule of future minimum lease payments due under the lease agreements:

Year Ending September 30,	Future Minimum Payments
2005	$ 5,609,000
2006	5,371,000
2007	5,329,000
2008	5,328,000
2009	3,229,000
Thereafter	6,041,000
Total	$30,907,000

Note 11 — Research and Development Expenses

Internally funded research and development costs are included in general and administrative expenses in the consolidated income statements. Research and development expenses amounted to $1,301,000, $2,187,000 and $3,015,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

Note 12 — Fair Value of Financial Instruments

Based on existing rates, economic conditions and short maturities, the carrying amount of all of the financial instruments at September 30, 2004 and 2003 are reasonable estimates of their fair values. Argon ST's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and notes payable.

Note 13 —Related Party Transactions

An individual who is a director, executive officer and significant shareholder of Argon ST is also a director and significant shareholder of James Monroe Bank, where the Company has a revolving line of credit in the amount of $5,000,000. There were no outstanding advances on the line as of September 30, 2004, except for a letter of credit in the amount of $976,000 securing the Company's obligation under its office lease agreement. The line of credit expires December 31, 2004 and the letter of credit will be transferred to Bank of America, see Note 6. At September 30, 2004, the Company had $21,559,000 on deposit at James Monroe Bank.

Note 14 — Treasury Stock

In connection with the merger with Sensytech, 126,245 shares of treasury stock at a cost of $534,000 was recorded in the consolidated statements of stockholder's equity. During 2000, Sensytech began acquiring shares of its common stock in connection with a stock repurchase program announced in May, 2000. That program authorizes the Company to purchase up to 500,000 common shares from time to time on the open market.

Note 15 — Segment Reporting

Argon Engineering historically operated in a single business segment. Sensytech historically operated in two business segments. For the fiscal years ended September 30, 2004, 2003, and 2002, the results of operations included in this report are reported for Argon Engineering's single business segment. Management is reviewing its business operations and intends to report results of operations for business segments in the first quarter of fiscal year 2005. During that time, management will also allocate the goodwill arising from the merger to its reporting segments in accordance with SFAS 142.

Note 16 — Quarterly Financial Information (Unaudited)

Argon Engineering maintains a September 30 fiscal year-end for annual financial reporting purposes. Argon Engineering presents its interim periods ending on the last Sunday of the month for each quarter consistent with labor and billing cycles. As a result, the fourth quarter of each year may contain more days than earlier quarters of the year. Management does not believe that this practice has a material effect on quarterly results. The following tables contain selected unaudited consolidated statement of earnings data for each quarter of fiscal years 2004 and 2003.

	2004				2003			
	December 28, 2003	March 28, 2004	June 27, 2004	September 30, 2004	December 29, 2002	March 30, 2003	June 29, 2003	September 30, 2003
	(unaudited)				(unaudited)			
	(In thousands, except per share data)				(In thousands, except per share data)			
Contract Revenues	$27,293	$22,683	$39,050	$40,158	$15,157	$18,920	$18,173	$27,099
Direct and Allocable Contract Costs	24,993	19,631	33,653	34,935	13,964	17,126	16,192	23,833
Income from Operations	2,300	3,052	5,397	5,223	1,193	1,794	1,981	3,266
Other Income (Expense), Net	8	38	34	74	15	(1)	7	10
Income before Provision for Income Taxes	2,308	3,090	5,431	5,297	1,208	1,793	1,988	3,276
Provision for Income Taxes	851	1,141	2,004	2,181	436	647	718	895
Net Income	$ 1,457	$ 1,949	$ 3,427	$ 3,116	$ 772	$ 1,146	$ 1,270	$ 2,381
Earnings Per Share								
Basic	$ 0.12	$ 0.16	$ 0.28	$ 0.25	$ 0.07	$ 0.09	$ 0.11	$ 0.20
Diluted	$ 0.11	$ 0.14	$ 0.26	$ 0.23	$ 0.06	$ 0.08	$ 0.09	$ 0.19

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 18, 2004, Argon Engineering replaced Watkins, Meegan, Drury & Company, L.L.C. ("WMD&C"), its outside Public Accounting Firm, with Grant Thornton LLP, ("Grant Thornton") an Independent Registered Public Accounting Firm, which reported on Argon Engineering's financial statements for the fiscal years ended September 30, 2003 and 2002.

The report of WMD&C, the outside Public Accounting Firm on Argon Engineering's financial statements for the fiscal years ended September 30, 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified as to the audit scope or accounting principles. During the fiscal years ended September 30, 2003 and 2002 and the subsequent periods preceding the decision to change its public accounting firm, there were no disagreements with WMD&C on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, or other reportable event (of the type described in Item 304 (a) (1) (v) of Regulation S-K), which disagreements(s), if not resolved to the satisfaction of WMD&C, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report.

On September 30, 2004, the Audit Committee of the Company's Board of Directors dismissed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") and appointed Grant Thornton as the Company's Independent Registered Public Accounting Firm.

The report of PricewaterhouseCoopers on Sensytech's consolidated financial statements for the fiscal years ended September 30, 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended September 30, 2003 and 2002 and through September 30, 2004, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused them to make reference thereto in their reports on the financial statements for such years. During the fiscal years ended September 30, 2003 and 2002 and through September 30, 2004, there were no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) During the last fiscal quarter, there were no significant changes in the Company's internal controls or in other factors that have materially affected these controls, or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to Executive Officers and Directors of the Company, the Audit Committee Financial Expert and the Company's Code of Ethics is incorporated by reference from the registrant's definitive proxy statement for its annual meeting of stockholders to be filed not later than 120 days after September 30, 2004, with the Securities and Exchange Commission pursuant to Regulation 14A (the "Proxy Statement"). Certain information relating to Executive Officers of the Company appears on page 10 of this Form 10-K Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item is incorporated by reference from the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item is incorporated by reference from the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item is incorporated by reference from the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to Principal Accountant Fees and Services is contained under the caption "Principal Accountant Fees and Services" in the Proxy Statement and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements Schedules

All of the financial statement schedules to be filed as part of the Annual report on Form 10-K are included in Item 8.

Exhibits

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated as of June 7, 2004, by and between Sensytech, Inc. and Argon Engineering Associates, Inc. (incorporated by reference to Exhibit 2.1 of registrant's Registration Statement on Form S-4 filed on July 16, 2004, Registration Statement No. 333-117430).
3.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 of registrant's Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-98757)
3.1.1	Amendment to the registrant's Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 the registrant's Current Report on Form 8-K covering Items 2.10, 5.01, 5.02, 8.01 and 9.01 of Form 8-K, filed October 5, 2004).
3.2	Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 13(a)(i) of registrant's Report on Form 10-KSB for the Year Ended September 30, 2001, Commission File No. 000-08193)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of registrant's Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-987570)
10.1	Amended and Restated Line of Credit Agreement with Bank of America (incorporated by reference to Exhibit 10.1 of registrant's Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-98757)
10.1.1	Third Amendment to Second Amended and Restated Financing and Security Agreement (incorporated by reference to Exhibit 10.1 of registrant's Report on Form 10-Q for the quarter ended March 31, 2004, Commission File No. 000-08193)
10.2+	The Sensytech, Inc. 2002 Stock Incentive Plan (incorporated by reference to registrant's Schedule 14A filed with the Commission on April 22, 2002, Commission File No. 000-08193)
10.3*+	Argon Engineering Associates, Inc. Stock Plan
10.4+	Retention Agreement dated February 17, 2004, by and between the registrant and Donald F. Fultz (incorporated by reference to Exhibit 10.3 of registrant's Registration Statement on Form S-4 filed on July 16, 2004, Registration Statement No. 333-117430)
10.5+	Retention Agreement dated February 17, 2004, by and between the registrant and S. Kent Rockwell (incorporated by reference to Exhibit 10.4 of registrant's Registration Statement on Form S-4 filed on July 16, 2004, Registration Statement No. 333-117430)
16.1	Letter of PricewaterhouseCoopers LLP regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to the registrant's Current Report on Form 8-K covering Items 4.01 and 9.01 of Form 8-K, filed October 5, 2004)
16.2	Letter of Watkins, Meegan, Dury & Company, L.L.C. regarding change in certifying accountant (incorporated by reference to Exhibit 16.2 to the registrant's Current Report on Form 8-K covering Items 4.01 and 9.01 of Form 8-K, filed October 5, 2004)
21.1*	Subsidiaries of the registrant
23.1*	Consent of Grant Thornton LLP
31.1*	Certification of the registrant's Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act
31.2*	Certification of the registrant's Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act

32.1**	Certification pursuant to Rule 13a-14(b)/15d-14(b) under the Securities Exchange Act and Section 1350 of Chapter 63 of Title 8 of the United States Code

---

* Filed herewith

** Furnished herewith

\+ Indicates management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGON ST, INC.
(Registrant)

By: /s/ Terry L. Collins
Terry L. Collins, Ph.D.
Chairman and Chief Executive Officer

Date: December 14, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ Terry L. Collins Terry L. Collins Date: December 14, 2004	Chairman and Chief Executive Officer
/s/ S. Kent Rockwell S. Kent Rockwell Date: December 14, 2004	Vice Chairman and Vice President, Corporate Development
/s/ Victor F. Sellier Victor F. Sellier Date: December 14, 2004	Vice President, Business Operations and Director
/s/ Thomas E. Murdock Thomas E. Murdock Date: December 14, 2004	Vice President, Strategic Planning and Director
/s/ Donald F. Fultz Donald F. Fultz Date: December 14, 2004	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Delores M. Etter Delores M. Etter, Ph.D. Date: December 14, 2004	Director
/s/ David C. Karlgaard David C. Karlgaard Date: December 14, 2004	Director
/s/ Peter A. Marino Peter A. Marino Date: December 14, 2004	Director

/s/ Robert McCashin Robert McCashin Date: December 14, 2004	Director
/s/ John Irvin John Irvin Date: December 14, 2004	Director
/s/ Lloyd A. Semple Lloyd A. Semple Date: December 14, 2004	Director

EXHIBIT 10.3

ARGON ENGINEERING ASSOCIATES, INC. STOCK PLAN
Amended and Restated as of October 27, 2003

Witnesseth this STOCK PLAN dated as of the 9th day of December of 1998, and amended on the 17th day of September of 2001, the 20th day of December 2002 and the 27th day of October, 2003 by ARGON ENGINEERING ASSOCIATES, INC., a Virginia corporation:

1. *PURPOSE OF PLAN.*

The purpose of this Stock Plan (Plan) is to further the success of the Company and its subsidiaries or affiliates by making stock of the Company available to employees of the Company through grants of Incentive Stock Options, non-qualified stock options and Restricted Stock. The Plan provides an incentive to such persons to continue in the service of the Company, to perform at and above targeted levels, and to give them a greater interest as stockholders in the success of the Company.

2. *REFERENCES, CONSTRUCTION AND DEFINITIONS.*

Unless otherwise indicated, all references made in the Plan shall be to articles, sections and subsections of the Plan. The Plan shall be construed in accordance with the laws of the Commonwealth of Virginia. The headings and subheadings in the Plan have been inserted for convenience of reference only and are to be ignored in construction of the provisions of the Plan. In the construction of the Plan, the masculine shall include the feminine and the singular the plural wherever appropriate. If any provision of this Plan shall be held invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Plan and this Plan shall be construed and enforced as if such illegal and invalid provisions had never been included. The following terms (in alphabetical order) shall have the meanings set forth opposite such terms for purposes of the Plan:

(a) "Board" means the Board of Directors of the Company;

(b) "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday on which the New York Stock Exchange is open for business;

(c) "Change of Control" means (*I*) the accumulation (including through a merger, consolidation, share exchange, division or sale) by any individual, firm, corporation or other entity (other than current shareholders of the Company as of the date the Plan is adopted or last amended; the Company or any subsidiary; any profit-sharing, employee stock ownership, or other employee benefit plan of the Company or any subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity), separately or in combination with any affiliates or associates, of beneficial ownership of more than fifty-one percent (51%) of the outstanding shares of all classes of capital stock of the Company authorized to be issued from time to time under the Company's Articles of Incorporation, or (*II*) the sale or disposition of the assets of the Company as a result of which current shareholders of the Company as of the date the Plan is adopted or last amended, do not hold, immediately following such sale, a majority of the voting power of each surviving, resulting or acquiring corporation which, immediately following the transaction, holds more than ten percent (10%) of the consolidated assets of the Company immediately prior to the transaction; provided, however, that it shall not include any such accumulation, sale or disposition which a majority of the Board, acting at a meeting held not more than 60 days after the date of such accumulation and at which a quorum of directors sufficient to conduct business under Virginia law is present, declares, for reasons in its sole discretion, not to be a "Change of Control" for purposes of this Plan; and provided, further, that the date of a Change of Control shall be deemed to be the actual date of accumulation, sale or disposition or, if such date is not clearly determinable, the date on which a majority of the Board members, meeting as described above, shall determine was the date as of which the Company had reason to know of the accumulation, sale or disposition.

(d) "Class A Common Stock" means the $0.01 par value, voting common stock of the Company;

(e) "Class B Common Stock" means the $0.01 par value, nonvoting common stock of the Company;

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time;

(g) "Committee" means the Compensation Committee of the Board as constituted from time to time; provided, however, that if the Committee shall not be in existence, the term "Committee" shall mean the Board;

(h) "Company" means Argon Engineering Associates, Inc., a Virginia corporation;

(i) "Common Stock" means the Class A and Class B Common Stock of the Company;

(j) "Date of Grant" means the date on which an option or award of Restricted Stock is granted under the Plan;

(k) "Effective Date" means the latest of (*I*) 9 December 1998, (*II*) the date on which the Plan is approved and adopted by the Board and approved by the shareholders of the Company within twelve (12) months of adoption by the Board, and (*III*) the date on which the Committee shall have been advised by legal counsel that all other applicable legal requirements have been met;

(l) "Fair Market Value" means, for as long as neither class of Common Stock is readily tradable on an established securities market, the values determined for Class A and Class B Common Stock at least annually by the Committee in its sole discretion based on values either (*I*) determined by an "independent appraiser" as defined in regulations under Code Section 170(a)(1), or (*II*) as if determined for sales by holders of less than 10% of issued shares pursuant to Paragraph 4 of the Shareholders Buy-Sell Agreement attached hereto; provided, however, (A) if at any time either class of Common Stock does become traded on a reasonably active basis, but not listed on an established stock exchange, its Fair Market Value shall be based on the mean between the highest and lowest sales prices as reflected on the NASDAQ Interdealer Quotation System of the National Association of Securities Dealers, Inc. on the date in question or, (B) if it is listed on an established stock exchange, based on the mean between the highest and lowest sales prices on such exchange on the date in question, and (C) in the case of Incentive Stock Options, Fair Market Value may not be less than fair market value within the meaning of Section 422 of the Code; and provided, further, that if, for any reason, Fair Market Value otherwise cannot be ascertained or is unavailable for a particular date, such value shall be determined as of the nearest preceding date on which such value can be ascertained pursuant to the applicable method described above;

(m) "Incentive Stock Option" means any option granted with the intent of being an option as defined in Code Section 422 and containing the terms necessary to meet the requirements of that section of the Code and related Code sections and regulations;

(n) "Reorganization" means any statutory merger, statutory consolidation, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company pursuant to which the Company is or becomes a wholly owned subsidiary of another company after the effective date of the transaction;

(o) "Reorganization Agreement" means a written plan or agreement regarding the terms and implementation of a Reorganization;

(p) "Restricted Stock" means a share of Common Stock with time or performance conditions which must be satisfied before the holder of the share can exercise full ownership of it;

(q) "10-Percent Shareholder" means any individual who owns more than ten percent (10%) of the total combined voting power of all classes of Common Stock as determined after applying the attribution rules under Code Section 424(d).

3. *STOCK SUBJECT TO PLAN.*

Subject to the provisions of Section 11, there shall be reserved for issuance or transfer upon the exercise of options or the satisfaction of conditions on Restricted Stock awards to be granted from time to time under the Plan an aggregate of 120,000 shares of Class A Common Stock and an aggregate of 3,000,000 shares of Class B Common Stock, which shares may be in whole or in part, as the Board shall from time to time determine, authorized and unissued shares of Common Stock or issued shares of Common Stock which shall have been reacquired by the Company. If any option or Restricted Stock award granted under the Plan shall expire, terminate or be canceled for any reason without having been exercised in full, the shares subject thereto shall again be available for the purposes of the Plan.

4. *ADMINISTRATION.*

(a) The Plan shall be administered by the Committee. Actions by the Committee for purposes of the Plan shall be by not less than a majority of its members, or in the case of any action directly affecting one or more of the Committee members, by not less than a majority of those members not affected directly by the action. Any decision or determination reduced to writing and signed by all the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee, if other than the full Board, shall report all action taken by it to the Board.

(b) In the granting of options or Restricted Stock Awards under the Plan and during the term of such awards, the Committee shall have authority in its discretion, but subject to the express provisions of the Plan

1. to determine the employees to whom options or Restricted Stock awards shall be granted;
2. to determine the time or times when options or Restricted Stock awards shall be granted;
3. to determine whether an option shall be granted as an Incentive Stock Option or a non-qualified stock option;
4. to determine the purchase price of the Common Stock covered by each option;
5. to determine the number of shares to be subject to each option or Restricted Stock award, except that no option or award for fractional shares may be issued;
6. to determine when an option can be exercised and whether in whole or in installments as the result of a vesting schedule triggered by the passage of time or the attainment of performance goals set by the Committee and approved by the Board;
7. to determine the conditions that must be satisfied for restrictions to be removed from stock subject to Restricted Stock awards granted and the timing and manner by which those conditions must be satisfied;
8. to prescribe, amend, and rescind rules and regulations relating to the Plan;
9. to determine any other terms and provisions and any related amendments of the individual option or Restricted Stock award agreements, which need not be identical for each employee, including such terms and provisions (and amendments) as shall be required in the judgment of the Committee to conform to any change in any law or regulation applicable thereto, and with particular regard to any changes in or effect of the Code and the regulations thereunder; and
10. to make all other determinations deemed necessary or advisable for the administration of the Plan.

5. *ELIGIBILITY.*

Options and Restricted Stock may be granted under this Plan only to employees of the Company. A director of the Company or of a subsidiary or affiliate, who is not also an employee of the Company, will not be eligible to receive options or restricted stock under the Plan. In determining the persons to whom options or Restricted Stock awards shall be granted and the number of shares to be covered by each option or award, the Committee may take into account the nature of the services rendered by the respective persons, their present and potential contributions to the Company's success and such other factors as the Committee in its discretion shall deem relevant. Options and awards may be granted to persons who hold or have held options or awards under the Plan or any other previous or contemporaneous plans.

6. *OPTION GRANTS AND LIMITS.*

(a) Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board shall constitute the granting of any option hereunder. The granting of an option pursuant to the Plan shall take place only when a written option agreement shall have been duly executed and delivered by or on behalf of the Company and the individual (or his duly authorized attorney-in-fact) in whom such option is to be granted.

(b) Anything herein to the contrary notwithstanding, but subject to Section 8(f), the aggregate Fair Market Value, determined on the Date of Grant, of the shares of common stock with respect to which Incentive Stock Options are exercisable for the first time by any employee during any calendar year (under the Plan or any other plan of the Company) shall not exceed $100,000.00.

(c) During an employee's lifetime, any option granted to him under the Plan shall be exercisable only by the employee or any guardian or legal representative of the employee, and the option shall not be transferable except, in case of the death of the employee, by will or the laws of descent and distribution, nor shall the option be subject to attachment, execution or other similar process. In the event of (*I*) any attempt by the employee to alienate, assign, pledge, hypothecate or otherwise dispose of the option, except as provided in the Plan, or (*II*) the levy of any attachment, execution or similar process upon the rights or interest conferred by the option, the Company may terminate the option by notice to the employee and upon such notice the option shall become null and void.

7. *OPTION PRICES.*

The option price for Common Stock to be issued pursuant to any option granted hereunder may be at any price set by the Committee in its discretion; provided, however, the option price for any Incentive Stock Option issued under the Plan shall be not less than the Fair Market Value as of the date of grant of the option, which date shall be a Business Day; and further provided, the option price for any Incentive Stock Option issued under the Plan to any 10-Percent Shareholder shall be one hundred-ten percent (110%) of such Fair Market Value.

8. *EXERCISE OF OPTIONS.*

(a) An employee may exercise any option granted under the Plan with respect to all or any part of the number of shares then exercisable under the terms of his written option grant agreement by giving the Committee written notice of intent to exercise. The notice of exercise shall specify the number of shares to be purchased under the option and the date of exercise, which shall be at least five (5) days after the giving of such notice unless an earlier time shall have been mutually agreed upon by the employee and the Company.

(b) Full payment of the option price for the shares purchased shall be made by the employee on or before the exercise date specified in the notice of exercise. Payment of the purchase price of any shares with respect to which the option is being exercised shall be (*I*) cash, (*II*) certified check to the order of the Company, or (*III*) shares of Common Stock of the Company valued at the Fair Market Value on such Business Day as the option or portion thereof is exercised.

(c) The Company shall not be required to deliver certificates for such shares until full payment of the option price has been made. On or as soon as is practicable after the exercise date specified in an employee's notice and upon full payment of the option price, the Company shall cause to be delivered to the employee a certificate or certificates for the shares then being purchased (out of previously unissued Common Stock or reacquired Common Stock, as the Company may elect). The exercise of the option and the resulting obligation of the Company to deliver Common Stock shall, however, be subject to the condition that the listing, registration, or qualification of the option or the shares upon any securities exchange or under any State or federal law, or the consent or approval of any governmental regulatory body shall have been effected or obtained free of any conditions not acceptable to the Committee, if at any time the Committee shall determine in its sole discretion that such listing, registration, qualification, consent or approval is necessary or desirable.

(d) If an employee fails to pay for any of the shares specified in such notice or fails to accept delivery of the shares, his right to purchase such shares may be terminated by the Company. The date specified in the employee's notice as the date of exercise shall be deemed the date of exercise of the option, provided that payment in full for the shares to be purchased upon such exercise shall have been received by such date.

(e) In no event may an option be exercised within one year of its Date of Grant or after the date which is ten (10) years from the Date of Grant of such option (or five (5) years from the Date of Grant for any Incentive Stock Option issued under the Plan to any 10-Percent Shareholder) or such shorter period as is prescribed in Section 9.

(f) In the event of the Change of Control, dissolution or liquidation of the Company, any option granted under the Plan shall become fully exercisable as to all or any part of the shares covered thereby including shares as to which such option would not otherwise be exercisable by reason of an insufficient lapse of time. In such event, an employee may exercise his options for a period of not less than thirty (30) days prior to the closing of such Change of Control, dissolution, or liquidation, beginning as of a date to be fixed by the Committee, provided that not less than thirty (30) days written notice of the date so fixed shall be given to each employee. Only in the event of an exercise upon Change of Control, dissolution, or liquidation under this paragraph may an employee simultaneously exercise an option and sell the underlying stock so as to effect a "cashless" exercise of the option by using the cash proceeds from the sale of the underlying stock to exercise the option.

(g) The holder of an option shall not have any of the rights of a stockholder with respect to the shares subject to the option until such shares shall be issued or transferred to him upon the exercise of his option.

(h) Notwithstanding the foregoing, any shares that may be purchased as of the Effective Date, pursuant to the terms of any option granted prior to the Effective Date, shall continue thereafter to be purchasable pursuant to the exercise of such option.

9. *OPTION PERIOD*

The ability to exercise options under the Plan shall be conditioned as follows:

(a) *Exercise During Employment.* Unless otherwise provided in the terms of an option, an option may be exercised by an employee while he is an employee and has maintained since the date of the grant of the option continuous status as an employee. An option granted pursuant to the Plan may not be exercised following the termination of the employee's employment with the Company or its subsidiaries for any reason other than (*I*) permanent disability described in subsection (c) below, or (*II*) death as described in subsection (d) below.

(b) *Exercise Upon Retirement.* Unless otherwise provided in the terms of an option, if an employee's continuous employment shall terminate by reason of his retirement from the Company, a retired employee shall become one hundred percent (100%) vested in any option he has been granted under the Plan as of that date and he may exercise the otherwise exercisable option immediately prior to and upon his retirement date. For purposes of this Plan only, retirement shall mean the employee's total cessation of activity in the profession practiced by the Company on or after he attains age sixty-two (62).

(c) *Exercise Upon Permanent Disability.* Unless otherwise provided in the terms of an option, if an employee's continuous employment shall terminate by reason of a permanent disability (as determined by the employee's establishing to the Committee his disability as defined in Code Section 22(e)(3), as amended from time to time), then the employee shall become one hundred percent (100%) vested in any option he has been granted under the Plan as of that date and he may exercise the otherwise exercisable option anytime within six (6) months of his termination of employment due to permanent disability.

(d) *Exercise Upon Death.* Unless otherwise provided in the terms of an option, if an employee's continuous employment shall terminate by reason of his death, then the deceased employee shall become one hundred percent (100%) vested in any option he has been granted under the Plan as of that date and the person or persons (including his estate) to whom his rights under such option shall have passed by will or by laws of descent and distribution may exercise the otherwise exercisable option anytime within six (6) months of his death.

10. *RESTRICTED STOCK AWARD GRANTS AND LIMITS.*

(a) Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board shall constitute the granting of any Restricted Stock award hereunder. The granting of an award pursuant to the Plan shall take place only when a written Restricted Stock award agreement shall have been duly executed and delivered by or on behalf of the Company and the individual (or his duly authorized attorney-in-fact) to whom such award is to be granted.

(b) During an employee's lifetime and at any time prior to the satisfaction of the conditions under the Restricted Stock award, a Restricted Stock award granted under the Plan shall not be transferable except, in case of the death of the employee, by will or the laws of descent and distribution, nor shall the award be subject to attachment, execution or other similar process. In the event of (*I*) any attempt by the employee to alienate, assign, pledge, hypothecate or otherwise dispose of the award, except as provided in the Plan, or (*II*) the levy of any attachment, execution or similar process upon the rights or interest conferred by the award, the Company may terminate the award by notice to the employee and upon such notice the award shall become null and void.

(c) Unless otherwise provided in the terms of the award, if an employee's continuous employment shall terminate by reason of his death or disability (as determined by the employee's establishing to the Committee his disability as defined in Code Section 22(e)(3), as amended from time to time), then all conditions under the Restricted Stock award shall be considered satisfied and the employee (or his surviving beneficiary) shall become one hundred percent (100%) vested in full ownership rights in the Common Stock subject to the award as of that date.

(d) If an employee's continuous employment shall terminate for any reason other than his death or disability, then all Common Stock under the Restricted Stock award shall be forfeited immediately by the employee as of that date.

(e) In the event of a Change of Control, dissolution or liquidation of the Company, then all conditions under any outstanding Restricted Stock awards shall be deemed satisfied and the employees holding such awards shall become one hundred percent (100%) vested in full ownership rights in the Common Stock subject to the awards as of the date of such Change of Control, dissolution or liquidation.

(f) Notwithstanding anything to the contrary in this Section 10, if an employee's employment terminates with cause, as determined by the Committee in its discretion, then all Common Stock under any Restricted Stock award held by the employee shall be forfeited by him immediately as of such termination.

(g) The Company shall not be required to deliver certificates for such shares until all conditions under the Restricted Stock award have been satisfied or deemed satisfied pursuant to paragraphs (c) or (e) above. On or as soon as is practicable after the conditions under the award have been satisfied, the Company shall cause to be delivered to the employee a certificate or certificates for the shares then being released (out of previously unissued Common Stock or reacquired Common Stock, as the Company may elect). The obligation of the Company to deliver Common Stock shall, however, be subject to the condition that the listing, registration, or qualification of the shares upon any securities exchange or under any State or federal law, or the consent or approval of any governmental regulatory body shall have been effected or obtained free of any conditions not acceptable to the Committee, if at any time the Committee shall determine in its sole discretion that such listing, registration, qualification, consent or approval is necessary or desirable.

11. *ADJUSTMENTS.*

(a) In the event that the outstanding shares of Common Stock are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, by reason of a recapitalization, reclassification, stock split-up, combination of shares or dividend or other distribution payable in capital stock, appropriate adjustment shall be made by the Committee in the number and kind of shares for which options and Restricted Stock awards may be granted under the Plan. In addition, the Committee shall make appropriate adjustment in the number and kind of shares as to which outstanding grants, or portions thereof then unexercised or unsatisfied, shall be applicable, to the end that the proportionate interest of the holder of the grant shall, to the extent practicable without the existence of fractional shares, be maintained as before the occurrence of such event. Such adjustment in outstanding options shall be made without change in the total price applicable to the unexercised portion of the option, but with a corresponding adjustment in the option price per share. To the extent that fractional shares would have otherwise resulted from such adjustments, such fractional shares will be deemed forfeited from any option or Restricted Stock award, and appropriate adjustments shall be made to the option price of any effected option.

(b) In the event of a Reorganization in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly owned subsidiary of another company after the effective date of the Reorganization, then

1. if there is no Reorganization Agreement or if the Reorganization Agreement does not specifically provide for the change, conversion or exchange of the shares under outstanding options or Restricted Stock awards for securities of another corporation, then the Committee shall take such action, and the options shall terminate, as provided in subparagraph (f) of Section 8 and the conditions under all Restricted Stock awards shall be deemed to be fully satisfied as provided in Section 10(e), but

2. if there is a Reorganization Agreement and if the Reorganization Agreement specifically provides for the change, conversion or exchange of the shares under outstanding options or Restricted Stock awards for securities of another corporation, then the Committee shall adjust the shares under the Plan, if the Reorganization Agreement makes specified provision for such adjustment, in a manner not inconsistent with the provisions of the Reorganization Agreement for the adjustment, change, conversion or exchange of such stock and such options.

(c) Adjustments and determinations under this Section 11 shall be made by the Committee, whose decisions as to what adjustments or determinations shall be made, and the extent thereof, shall be final, binding and conclusive.

12. *AMENDMENT AND TERMINATION.*

Unless the Plan shall have been terminated earlier as hereinafter provided, it shall terminate upon, and no option or Restricted Stock award shall be granted under this Plan after, the tenth anniversary of the Effective Date. The Board may terminate the Plan or make such modifications or amendments thereof as it shall deem advisable, or to conform to any change in any law or regulation applicable thereto, including (a) increasing the maximum number of shares for which options and Restricted Stock awards may be granted under the Plan, subject to shareholder approval, (b) changing the class of employees eligible to receive such grants, subject to shareholder approval, (c) increasing the periods during which grants may be made or fulfilled, or (d) providing for the administration of the Plan other than by the Committee. No termination, modification or amendment of the Plan may, without the consent of any employee with rights under an outstanding grant under this Plan, adversely affect the rights of such employee.

13. *RESTRICTIONS ON ISSUING SHARES.*

(a) Each issuance of Common Stock shares as the result of the exercise of any option or satisfaction of the conditions under any Restricted Stock award shall be subject to the condition that if at any time the Company shall determine in its discretion that the satisfaction of withholding tax or other withholding liabilities, or that the listing, registration or qualification of any shares otherwise deliverable upon such exercise upon any securities exchange or under any state or federal law, or that the consent or approval of any regulatory body, is necessary or desirable as a condition of, or in connection with, such delivery or purchase of Common Stock shares, then in any such event, such option exercise or Restricted Stock grant satisfaction shall not be effective unless such withholding, listing, registration, qualification, consent or approval shall have been effected or obtained under conditions acceptable to the Company.

(b) Any employee of the Company who receives an option or Restricted Stock grant under this Plan, by the receipt of that grant shall agree to be subject to and bound by the provisions of the Shareholder's Buy-Sell Agreement (a form of which is attached hereto), which is incorporated herein by this reference. Accordingly, the optionee furthermore agrees that he shall at no time during the existence of such Shareholder's Buy-Sell Agreement, directly or indirectly, sell, assign, transfer, encumber, gift or otherwise deal with or dispose of all or any part of the Common Stock shares issued to him pursuant to any option or Restricted Stock grant under the Plan.

14. *USE OF PROCEEDS.*

The proceeds received from the sale of Common Stock pursuant to the exercise of options granted under the Plan shall be added to the Company's general funds and are used for general corporate purposes.

15. *INDEMNIFICATION OF COMMITTEE.*

In addition to such other rights of indemnification as they may have as members of the Board or as members of the Committee, the members of the Committee shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be party be reason of any action taken or failure to act under or in connection with the Plan, or any option or Restricted Stock award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by legal counsel selected by the Company) or paid by them in satisfaction or a judgment in any such action, suit or proceeding, except a judgment based upon a finding of bad faith. Upon the institution of any such action, suit or proceeding, a Committee member shall notify the Company in writing, giving an opportunity, at its own expense, to handle and defend the same before such Committee member undertakes to handle it on his own behalf.

16. *EFFECTIVENESS OF THE PLAN.*

The Plan shall become effective as of the Effective Date. Options and Restricted Stock awards may be granted to employees prior to such date, but the right of any employee to the issuance of Common Stock shares as the result of the exercise of any option or satisfaction of the conditions under any Restricted Stock award shall be conditioned upon such adoption and approval by the Board and shareholders of the Company as required in Section 2(k)(*II*).

17. *MISCELLANEOUS.*

(a) *Employment Not Affected.* Neither the granting of an option or Restricted Stock award, nor the exercise of the option or fulfillment of the conditions of an award shall be construed as granting to any employee any right with respect to continuance of his employment with the Company. Except as may otherwise be limited by a written agreement between the Company and an employee, the right of the Company to terminate at will the employee's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Company as the employer or on behalf of the employer (whichever the case may be), and acknowledged by the employee.

(b) *Notice.* Any notice to the Company provided for in this instrument shall be addressed to it in care of its Secretary at its principal office in the Commonwealth of Virginia, and any notice to an employee shall be addressed to the employee at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

(c) *Waiver or Breach.* No waiver of any breach of any covenant or provision of this Plan shall be deemed a waiver of any preceding or succeeding breach of the provisions of this Plan, or of any other covenant or provision herein contained. No extension of time for performance of any obligation or act shall be deemed an extension of the time for performance of any other obligation or act.

(d) *Binding Effect.* This agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the parties hereto.

COMPANY:

Argon Engineering Associates, Inc.

(CORPORATE SEAL)

By:________________________ Attest:______________________________

Vice President

EXHIBIT 21

LIST OF SUBSIDIARIES

Name	State of Incorporation
Argon Engineering Associates, Inc.	Virginia
ST Production Systems, Inc.	Delaware
Imaging Sensors and Systems, Inc.	Delaware

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-103071) and the Registration Statement Form S-8 (No. 333-119862) of our report dated December 3, 2004 with respect to the fiscal year 2004 consolidated financial statements of Argon ST, Inc. and subsidiaries included in this Annual Report (Form 10-k) for the year ended September 30, 2004.

Grant Thornton LLP

Vienna, Virginia
December 3, 2004

EXHIBIT 31.1

CERTIFICATIONS

I, Terry L. Collins, certify that:

1. I have reviewed this annual report on Form 10-K of Argon ST, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 14, 2004

/s/ Terry L. Collins

Terry L. Collins
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Donald F. Fultz, certify that:

1. I have reviewed this annual report on Form 10-K of Argon ST, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 14, 2004

/s/ Donald F. Fultz

Donald F. Fultz
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT
OF ARGON ST, INC.

We, the undersigned, being the chief executive officer and chief financial officer, respectively, of Argon ST, Inc., a Delaware corporation (the "Company"), do hereby certify, to the best of our information, knowledge and belief, that (1) the Report on Form 10-K for the year ended September 30, 2004 (the "Report") fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)) and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Terry L. Collins
Terry L. Collins
Chief Executive Officer

/s/ Donald F. Fultz
Donald F. Fultz
Chief Financial Officer

Dated: December 14, 2004

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to Argon ST, Inc. and will be retained by Argon ST, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

General Information

Board of Directors



(Left to Right) Top Row: *Lloyd Semple, Peter Marino;* Middle Row: *John Irvin, Robert McCashin, Kent Rockwell;* Bottom Row: *David Karlgaard, Terry Collins, Delores Etter, Victor Sellier, Thomas Murdock*

Terry L. Collins, Ph.D.
Chairman/CEO/President
Argon ST

S. Kent Rockwell
Vice Chairman/Vice President
Corporate Development
Argon ST

Victor F. Sellier
Vice President
Business Operations
Argon ST
Secretary Argon ST

Thomas E. Murdock
Vice President
Strategic Planning
Argon ST

Delores M. Etter, Ph.D.
Distinguished Chair in
Science and Technology
Electrical Engineering Dept.
U.S. Naval Academy

Lloyd A. Semple
Chairman Emeritus
Dykema Gossett, PLLC
Professor, University of Detroit
Mercy School of Law

John Irvin, CPA
President
IBC, Inc.

David Karlgaard, Ph.D.
Chairman/CEO
PEC Solutions

Peter Marino
Private Consultant
Various Government &
Industry Agencies

Robert McCashin
Former Chairman
Identix, Inc.

Executive Officers



Terry L. Collins, Ph.D.
Chairman/CEO/President



S. Kent Rockwell
Vice Chairman/Vice President
Corporate Development



Victor F. Sellier
Vice President
Business Operations
Secretary Argon ST



Thomas E. Murdock
Vice President
Strategic Planning



Donald F. Fultz
Chief Financial Officer/Treasurer



W. Joseph Carlin
Vice President
Information Operations Systems



Robert S. Tamaru
Vice President
Surveillance Systems



Kerry M. Rowe
Vice President
Reconnaissance Systems

Shareholder's Information

Common Stock Listing
NASDAQ
Symbol STST

Annual Meeting
The Annual Meeting of Shareholders will be held on February 28, 2005, 10 AM at Argon ST's Corporate Headquarters

Investor Relations
Jennifer Houston
8419 Terminal Road, P.O. Box 1430
Newington, VA 22122-1430
Phone (703) 541-1559
email jennifer.houston@argonst.com

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
59 Maiden Lane
New York , NY 10038
Phone (800) 937-5449

General Counsel
Holland & Knight LLP
1600 Tysons Blvd., Suite 700
McLean, VA 22102
(703) 720-8600

Independent Auditors
Grant Thornton
2070 Chain Bridge Road, Suite 300
Vienna, VA 22182-2536
Phone (703) 847-7500

Corporate Web Site
www.argonst.com

Corporate Headquarters



12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22033
Phone (703) 322-0881
Fax (703) 322-0885


argon ST

Office Locations

Argon ST, Inc.

12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22033
Phone (703) 322-0881
Fax (703) 322-0885

8419 Terminal Road
P.O. Box 1430
Newington, VA 22122-1430
Phone (703) 550-7000
Fax (703) 550-0883

800 Calle Plano
Camarillo, CA 93012
Phone (805) 482-3333
Fax (805) 482-4331

925 South Semoran Blvd., Suite 114
Winter Park, FL 32792
Phone (407) 673-8333
Fax (407) 673-8228

300 Parkland Plaza
P.O. Box 1869
Ann Arbor, MI 48106
Phone (734) 769-5649
Fax (734) 769-0429

ST Production Systems, Inc.

A Wholly Owned Subsidiary of Argon ST
90 Laurel View Drive
Smithfield, PA 15478
Phone (724) 564-4100
Fax (724) 564-4180



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